Exhibit 99.5

UNOFFICIAL ENGLISH TRANSLATION OF THE CURRENT ARTICLES OF ASSOCIATION OF GEMALTO N.V. AS PER 2 JUNE 2006
UNOFFICIAL ENGLISH TRANSLATION OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF GEMALTO N.V.
EXPLANATION

NAME, SEAT.
Article 1.
1.1.	The name of the company is: Gemalto N.V. Its corporate seat is in Amsterdam.

1.2.	The company shall have the power to establish offices and branches in as well as outside the Netherlands.
OBJECTS.
Article 2.
2.1.	The objects of the company are:
a. to manufacture, import, export, sell, distribute, lease, trade, market, and to advise with respect to smart cards and point of sales terminals or related products, as well as other products that are or may become of interest to the company;
NAME, SEAT.
Article 1.
1.1.	The name of the company is: Gemalto N.V. Its corporate seat is in Amsterdam.

1.2.	The company shall have the power to establish offices and branches in as well as outside the Netherlands.
OBJECTS.
Article 2.
2.1.	The objects of the company are:
a. to manufacture, import, export, sell, distribute, lease, trade, market, and to advise with respect to smart cards and point of sales terminals or related products, as well as other products that are or may become of interest to the company;

b.	to acquire, participate in, finance, manage and to have any other interest in, other companies or enterprises, in particular in the area of the design, development, manufacturing and sales of smart cards, secure objects, secure software and sales of points terminals;

c.	to raise funds by way of securities, bank loans, bond issues, notes and other debt instruments and to borrow in any other way, to lend, to provide guarantees and security rights, including guarantees and security rights for debts of other persons, and in general to render services in the fields of trade and finance;

d.	to invest in securities, savings certificates and other financial instruments;

e.	to acquire, develop, hold, turn to account, to create charges over, dispose of or in any other way utilise immovables and other registered properties;

f.	to carry out factoring and invoicing of trade receivables, netting of payables and receivables as well as to conduct
b.	to acquire, participate in, finance, manage and to have any other interest in, other companies or enterprises, in particular in the area of the design, development, manufacturing and sales of smart cards, secure objects, secure software and sales of points terminals;

c.	to raise funds by way of securities, bank loans, bond issues, notes and other debt instruments and to borrow in any other way, to lend, to provide guarantees and security rights, including guarantees and security rights for debts of other persons, and in general to render services in the fields of trade and finance;

d.	to invest in securities, savings certificates and other financial instruments;

e.	to acquire, develop, hold, turn to account, to create charges over, dispose of or in any other way utilise immovables and other registered properties;

f.	to carry out factoring and invoicing of trade receivables, netting of payables and receivables as well as to conduct design, research and development activities;

g.	to commercialise licences, copyrights, patents, designs, secret processes or formulas, trademarks and similar interests, to promote the sale and purchase of — and the trade in — these items, including allowing the use of these items and receiving royalties and other income connected with these activities;

h.	to perform all acts that are advisable, necessary, usual or related to the above mentioned objects.
2.2.	The objects specified in the preceding paragraph shall be construed in the widest sense and include any activity or object which is incidental or may be conducive thereto.

2.3.	In pursuing its objects, the company may enter into transactions which will benefit companies or enterprises with which it is affiliated.
SHARE CAPITAL.
Article 3.
The authorized capital of the company amounts to one hundred fifty million euro (EUR 150,000,000), consisting of one hundred fifty million (150,000,000) shares of one euro (EUR 1) each.
design, research and development activities;

g.	to commercialise licences, copyrights, patents, designs, secret processes or formulas, trademarks and similar interests, to promote the sale and purchase of — and the trade in — these items, including allowing the use of these items and receiving royalties and other income connected with these activities;

h.	to perform all acts that are advisable, necessary, usual or related to the above mentioned objects.
2.2.	The objects specified in the preceding paragraph shall be construed in the widest sense and include any activity or object which is incidental or may be conducive thereto.

2.3.	In pursuing its objects, the company may enter into transactions which will benefit companies or enterprises with which it is affiliated.
SHARE CAPITAL.
Article 3.
The authorized capital of the company amounts to one hundred fifty million euro (EUR 150,000,000), consisting of one hundred fifty million (150,000,000) shares of one euro (EUR 1) each.

ISSUE OF SHARES.
Article 4.
4.1.	The Board shall have the power to resolve upon the issue of shares and to determine the terms and conditions of such issue if and in so far as the Board has been designated by the general meeting of shareholders (hereinafter referred to as “The General Meeting of Shareholders”) as the authorized corporate body for this purpose. The resolution containing the designation as referred to above shall specify the maximum number of shares that may be issued and the duration of the designation, which shall be for a specific period not exceeding five years. The General Meeting of Shareholders may renew the designation from time to time for a period of up to five years for each renewal. The designation may not be withdrawn unless otherwise provided in the resolution containing the designation.

4.2.	If a designation as referred to in article 4.1 is not in force, The General Meeting of Shareholders shall have the power, upon the proposal of the Board, to resolve upon the issue of shares.

4.3.	In the event of an issue of shares, shareholders shall have a pre-emptive right
ISSUE OF SHARES.
Article 4.
4.1.	The Board shall have the power to resolve upon the issue of shares and to determine the terms and conditions of such issue if and in so far as the Board has been designated by the general meeting of shareholders (hereinafter referred to as “The General Meeting of Shareholders”) as the authorized corporate body for this purpose. The resolution containing the designation as referred to above shall specify the maximum number of shares that may be issued and the duration of the designation, which shall be for a specific period not exceeding five years. The General Meeting of Shareholders may renew the designation from time to time for a period of up to five years for each renewal. The designation may not be withdrawn unless otherwise provided in the resolution containing the designation.

4.2.	If a designation as referred to in article 4.1 is not in force, The General Meeting of Shareholders shall have the power, upon the proposal of the Board, to resolve upon the issue of shares.

4.3.	In the event of an issue of shares, shareholders shall have a pre-emptive right in proportion to the number of shares which they own, notwithstanding the provisions of the law. In respect of the issue of shares there shall be no pre-emptive rights to shares issued against a contribution other than in cash or issued to employees of the company or of a group company. The Board shall have the power to limit or exclude pre-emptive rights accruing to shareholders, if and in so far as the Board has been granted such authority by The General Meeting of Shareholders, and provided that the Board can only exercise such authority if at that time it also has authority to resolve upon the issue of shares. The resolution containing the designation as referred to above shall specify the duration of the designation, which shall be for a specific period not exceeding five years. The provisions in the third and fourth sentence of article 4.1 shall equally apply.

4.4.	If a designation as referred to in article 4.3 is not in force, The General Meeting of Shareholders shall have the power, upon the proposal of the Board, to limit or exclude the pre-emptive rights accruing to shareholders.

4.5.	A resolution of The General Meeting of
in proportion to the number of shares which they own, notwithstanding the provisions of the law. In respect of the issue of shares there shall be no pre-emptive rights to shares issued against a contribution other than in cash or issued to employees of the company or of a group company. The Board shall have the power to limit or exclude pre-emptive rights accruing to shareholders, if and in so far as the Board has been granted such authority by The General Meeting of Shareholders, and provided that the Board can only exercise such authority if at that time it also has authority to resolve upon the issue of shares. The resolution containing the designation as referred to above shall specify the duration of the designation, which shall be for a specific period not exceeding five years. The provisions in the third and fourth sentence of article 4.1 shall equally apply.

4.4.	If a designation as referred to in article 4.3 is not in force, The General Meeting of Shareholders shall have the power, upon the proposal of the Board, to limit or exclude the pre-emptive rights accruing to shareholders.

4.5.	A resolution of The General Meeting of

Shareholders to limit or exclude pre- emptive rights or to designate the Board as authorized to resolve upon limiting or excluding of pre-emptive rights requires a majority of at least two/thirds of the votes cast in a general meeting of shareholders (hereinafter referred to as the “General Meeting”) if in such General Meeting less than one-half of the issued share capital is represented.

4.6.	Without prejudice to what has been provided in section 80, subsection 2, Book 2, Civil Code, shares shall at no time be issued below par.

4.7.	Shares shall be issued only against an issue price of not less than one hundred percent of their par value.

4.8.	Payment on shares must be made in cash to the extent that no other contribution has been agreed upon. If the company so allows, payment in cash can be made in a currency other than euro.

In the event of payment in a foreign currency the obligation to pay is for the amount which can be freely exchanged into an euro amount. The decisive factor is the rate of exchange on the day of payment, or as the case may be after application of the next sentence, on the day mentioned
Shareholders to limit or exclude pre- emptive rights or to designate the Board as authorized to resolve upon limiting or excluding of pre-emptive rights requires a majority of at least two/thirds of the votes cast in a general meeting of shareholders (hereinafter referred to as the “General Meeting”) if in such General Meeting less than one-half of the issued share capital is represented.

4.6.	Without prejudice to what has been provided in section 80, subsection 2, Book 2, Civil Code, shares shall at no time be issued below par.

4.7.	Shares shall be issued only against an issue price of not less than one hundred percent of their par value.

4.8.	Payment on shares must be made in cash to the extent that no other contribution has been agreed upon. If the company so allows, payment in cash can be made in a currency other than euro.

In the event of payment in a foreign currency the obligation to pay is for the amount which can be freely exchanged into an euro amount. The decisive factor is the rate of exchange on the day of payment, or as the case may be after application of the next sentence, on the day mentioned therein.

The company may require payment at the rate of exchange on a certain day within two months prior to the last day when payment shall have to be made provided that the shares or depositary receipts for shares after having been issued — shall immediately be incorporated in the price list of an exchange abroad.

4.9.	The provisions of articles 4.1 up to and including 4.5 shall equally apply to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.
REPURCHASE OF SHARES.
Article 5.
5.1.	The company may acquire shares in its own share capital for no consideration. The company may also acquire shares in its own share capital for valuable consideration if and in so far as:
a.	its shareholders equity less the purchase price for these shares is not less than the aggregate amount of the paid up and called up capital and the reserves which must be maintained pursuant to the law;

b.	the aggregate par value of the
therein.

The company may require payment at the rate of exchange on a certain day within two months prior to the last day when payment shall have to be made provided that the shares or depositary receipts for shares after having been issued — shall immediately be incorporated in the price list of an exchange abroad.

4.9.	The provisions of articles 4.1 up to and including 4.5 shall equally apply to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.
REPURCHASE OF SHARES.
Article 5.
5.1.	The company may acquire shares in its own share capital for no consideration. The company may also acquire shares in its own share capital for valuable consideration if and in so far as:
a.	its shareholders equity less the purchase price for these shares is not less than the aggregate amount of the paid up and called up capital and the reserves which must be maintained pursuant to the law;

b.	the aggregate par value of the

shares in its capital which the company acquires, already holds or on which it holds a right of pledge, or which are held by a subsidiary company, amounts to no more than one-tenth of the aggregate par value of the issued share capital; and

c.	The General Meeting of Shareholders has authorized the Board to acquire such shares, which authorization may be given for no more than eighteen months on each occasion, notwithstanding the further provisions of the law.

5.2.	The company may, without being authorized thereto by The General Meeting of Shareholders and notwithstanding what is provided in article 5.1 under a and b, acquire shares in its own share capital in order to transfer those shares to the employees of the company or a group company under a scheme applicable to such employees.

5.3.	Shares acquired by the company may again be disposed of.

If depositary receipts for shares (certificaten van aandelen) in the company have been issued, such depositary receipts shall for shares in its capital which the company acquires, already holds or on which it holds a right of pledge, or which are held by a subsidiary company, amounts to no more than one-tenth of the aggregate par value of the issued share capital; and

c.	The General Meeting of Shareholders has authorized the Board to acquire such shares, which authorization may be given for no more than eighteen months on each occasion, notwithstanding the further provisions of the law.

5.2.	The company may, without being authorized thereto by The General Meeting of Shareholders and notwithstanding what is provided in article 5.1 under a and b, acquire shares in its own share capital in order to transfer those shares to the employees of the company or a group company under a scheme applicable to such employees.

5.3.	Shares acquired by the company may again be disposed of.

If depositary receipts for shares (certificaten van aandelen) in the company have been issued, such depositary receipts shall for the application of the provisions of this paragraph and the preceding paragraphs be treated as shares.

5.4.	In the General Meeting no votes may be cast in respect of shares held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. However, the holders of a right of usufruct (recht van vruchtgebruik) and the holders of a right of pledge (pandrecht) on shares held by the company and its subsidiary companies, are nonetheless not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or a subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge. Shares in respect of which voting rights may not be exercised by law or by these articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or the application of the provisions of this paragraph and the preceding paragraphs be treated as shares.

5.4.	In the General Meeting no votes may be cast in respect of shares held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. However, the holders of a right of usufruct (recht van vruchtgebruik) and the holders of a right of pledge (pandrecht) on shares held by the company and its subsidiary companies, are nonetheless not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or a subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge. Shares in respect of which voting rights may not be exercised by law or by these articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.

5.5.	Upon the proposal of the Board The General Meeting of Shareholders shall have the power to resolve to cancel shares acquired by the company in its own share capital or depository receipts of which were acquired by the company, subject however to the provisions of the law.
SHARES, SHARE REGISTER.
Article 6.
6.1.	Shares shall be issued in registered form only.

6.2.	Shares shall be available in the form of an entry in the share register without issue of a share certificate.
Article 7.
7.1.	Notwithstanding the provisions of the law a share register shall be kept by or on behalf of the company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address. The original share register shall be kept at the place where the company has its principal place of business.

7.2.	Each shareholder’s name, his address and such further data as the Board deems desirable, whether at the request of a represented.

5.5.	Upon the proposal of the Board The General Meeting of Shareholders shall have the power to resolve to cancel shares acquired by the company in its own share capital or depository receipts of which were acquired by the company, subject however to the provisions of the law.
SHARES, SHARE REGISTER.
Article 6.
6.1.	Shares shall be issued in registered form only.

6.2.	Shares shall be available in the form of an entry in the share register without issue of a share certificate.
Article 7.
7.1.	Notwithstanding the provisions of the law a share register shall be kept by or on behalf of the company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address. The original share register shall be kept at the place where the company has its principal place of business.

7.2.	Each shareholder’s name, his address and such further data as the Board deems desirable, whether at the request of a shareholder or not, shall be recorded in the share register.

7.3.	The form and the contents of the share register shall be determined by the Board with due regard to the provisions of articles 7.1 and 7.2.

7.4.	Upon request a person shall be given free of charge a declaration of what is recorded in the register with regard to shares or limited rights to shares registered in his name, which declaration may be signed by one of the specially authorized persons to be appointed by the Board for this purpose.

7.5.	The provisions of articles 7.1 up to and including 7.4 shall equally apply to those who hold a right of usufruct or a right of pledge on one or more shares, with the proviso that the other data required by law must be entered in the register.

7.6.	The Board may request a central securities depository to inform in writing on the identity of investors who hold shares through such central securities depositories, on condition that the regulations applicable to such organizations provide therefore and furthermore insofar as permitted.
TRANSFER OF SHARES.
Article 8.
shareholder or not, shall be recorded in the share register.

7.3.	The form and the contents of the share register shall be determined by the Board with due regard to the provisions of articles 7.1 and 7.2.

7.4.	Upon request a person shall be given free of charge a declaration of what is recorded in the register with regard to shares or limited rights to shares registered in his name, which declaration may be signed by one of the specially authorized persons to be appointed by the Board for this purpose.

7.5.	The provisions of articles 7.1 up to and including 7.4 shall equally apply to those who hold a right of usufruct or a right of pledge on one or more shares, with the proviso that the other data required by law must be entered in the register.

7.6.	The Board may request a central securities depository to inform in writing on the identity of investors who hold shares through such central securities depositories, on condition that the regulations applicable to such organizations provide therefore and furthermore insofar as permitted.
TRANSFER OF SHARES.
Article 8.

8.1.	The transfer of shares shall be effected by a written instrument of transfer and in accordance with the provisions of section 86, Book 2, Civil Code, or, as the case may be, section 86c, Book 2, Civil Code. The rights attached to any share may be exercised if the company is a party to the transaction, or after:
a.	the company has acknowledged the transaction; or

b.	the written instrument of transfer has been served on the company; or

c.	in case of a transfer in accordance with section 86, Book 2, Civil Code, after the company has entered the transaction in its share register on its own initiative, in each case in accordance with the relevant provisions of the law.
8.2.	The provisions of article 8.1 shall equally apply to (i) the allotment of shares in the event of a judicial partition of any community of property, (ii) the transfer of a share as a consequence of a foreclosure of a right of pledge and (iii) the creation of limited rights in rem on a share.
RIGHTS OF USUFRUCT, RIGHTS OF PLEDGE,
DEPOSITARY RECEIPTS.
Article 9.
8.1.	The transfer of shares shall be effected by a written instrument of transfer and in accordance with the provisions of section 86, Book 2, Civil Code, or, as the case may be, section 86c, Book 2, Civil Code. The rights attached to any share may be exercised if the company is a party to the transaction, or after:
a.	the company has acknowledged the transaction; or

b.	the written instrument of transfer has been served on the company; or

c.	in case of a transfer in accordance with section 86, Book 2, Civil Code, after the company has entered the transaction in its share register on its own initiative, in each case in accordance with the relevant provisions of the law.
8.2.	The provisions of article 8.1 shall equally apply to (i) the allotment of shares in the event of a judicial partition of any community of property, (ii) the transfer of a share as a consequence of a foreclosure of a right of pledge and (iii) the creation of limited rights in rem on a share.
RIGHTS OF USUFRUCT, RIGHTS OF PLEDGE,
DEPOSITARY RECEIPTS.
Article 9.

9.1.	The holders of a right of usufruct on shares, who in conformity with the provisions of section 88, Book 2, Civil Code have no right to vote, and the holders of a right of pledge on shares, who in conformity with the provisions of section 89, Book 2, Civil Code have no right to vote, shall not be entitled to the rights which by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.
9.2.	Where these articles of association mention “Persons entitled to attend General Meetings” this shall mean all shareholders, holders of depository receipts for shares issued with the cooperation of the company, holders of a right of usufruct on shares entitled to vote and holders of a right of pledge entitled to vote.
RIGHTS AND OBLIGATIONS OF SHAREHOLDERS.
Article 10.
9.1.	The holders of a right of usufruct on shares, who in conformity with the provisions of section 88, Book 2, Civil Code have no right to vote, and the holders of a right of pledge on shares, who in conformity with the provisions of section 89, Book 2, Civil Code have no right to vote, shall not be entitled to the rights which by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.
9.2.	Where these articles of association mention “Persons entitled to attend General Meetings” this shall mean all shareholders, holders of depository receipts for shares issued with the cooperation of the company, holders of a right of usufruct on shares entitled to vote and holders of a right of pledge entitled to vote.
RIGHTS AND OBLIGATIONS OF SHAREHOLDERS.
Article 10.

10.1.	The obligation to notify the company on the direct or indirect acquisition or the loss of rights to dispose of shares in the share capital of the company or the voting rights in respect of shares in the share capital of the company as referred to in the 1996 Act on Disclosure of Holdings in Listed
10.1.	The obligation to notify the company on the direct or indirect acquisition or the loss of rights to dispose of shares in the share capital of the company or the voting rights in respect of shares in the share capital of the company as referred to in the ~~1996 Act on Disclosure of Holdings in Listed~~
Article 10 is updated as the Disclosure Act is no longer in force and has now been included in the Financial Markets Supervision Act (“Wft”).

Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996, the “Disclosure Act”) (the “Disposal Rights”) is applicable in respect of the acquisition or the loss of Disposal Rights as a result of which the percentage of capital interest or voting rights held by such person falls within a different percentage range. The percentage ranges referred to in the Disclosure Act are: zero to five, five to ten, ten to twenty-five, twenty-five to fifty, fifty to sixty-six two-thirds and sixty-six two-thirds percent or more.
~~Companies (Wet molding zoggenschap in tor bourze genoteerde vennootschappen 1996, the “Disclosure~~Financial Markets Supervision Act (Wet op het financieel toezicht) (“Supervision Act”) (the “Disposal Rights”) is applicable in respect of the acquisition or the loss of Disposal Rights as a result of which the percentage of capital interest or voting rights held by such a person ~~falls within a different~~reaches exceeds or falls below a percentage~~range~~threshold. The percentage ~~ranges~~thresholds referred to in the ~~Disclosure~~Supervision Act are: ~~zero to~~ five, ~~five to ten, ten to twenty-five, twenty-five to fifty, fifty to sixty-six two-thirds and sixty-six two-thirds~~ten, fifteen, twenty, twenty-five, thirty, forty, fifty, sixty, seventy-five and ninety-five percent ~~or more~~.

Each person who is required to make such a notification shall provide the company with the information referred to in the Disclosure Act.
As from the date on which a person is required to make a notification under the Disclosure Act as a result of the direct or indirect acquisition of Disposal Rights which implies that the percentage of capital interest or voting rights held by such person
Each person who is required to make such a notification shall provide the company with the information referred to in the ~~Disclosure~~Supersivion Act.
As from the date on which a person is required to make a notification under the ~~Disclosure~~Supersivion Act as a result of the direct or indirect acquisition of Disposal Rights which implies that the percentage of capital interest or voting rights held by such has exceeded a threshold of twenty-five percent (“the Threshold”) until the date on which such person has made a notification under the Disclosure Act which implies that the percentage of capital interest or voting rights held by such person has fallen below the Threshold, such person shall qualify as a substantial interest holder (“Substantial Interest Holder”).

10.2.	A shareholder who qualifies as a Substantial Interest Holder is not entitled to the voting rights attached to any of his shares.

The preceding sentence, however, does not apply if the Substantial Interest Holder concerned, either before or after the date on which he qualifies as a Substantial Interest Holder, has made an unconditional public offer or caused an unconditional public offer to be made for the purpose of acquiring, at a fair price, all issued and outstanding shares in the share capital of the company, as well as all issued and outstanding instruments giving rights to shares in the share capital of the company or voting rights. Such unconditional public offer shall insure the equality of treatment of holders of shares and of holders of person has exceeded a threshold of twenty-five percent (“the Threshold”) until the date on which such person has made a notification under the ~~Disclosure~~ Supervision Act which implies that the percentage of capital interest or voting rights held by such person has fallen below the Threshold, such person shall qualify as a substantial interest holder (“Substantial Interest Holder”).

10.2.	A shareholder who qualifies as a Substantial Interest Holder is not entitled to the voting rights attached to any of his shares.

The preceding sentence, however, does not apply if the Substantial Interest Holder concerned, either before or after the date on which he qualifies as a Substantial Interest Holder, has made an unconditional public offer or caused an unconditional public offer to be made for the purpose of acquiring, at a fair price, all issued and outstanding shares in the share capital of the company, as well as all issued and outstanding instruments giving rights to shares in the share capital of the company or voting rights. Such unconditional public offer shall insure the equality of treatment of holders of shares and of holders of instruments giving right to shares in the share capital of the company or voting rights.
A public offer as meant in the preceding sentence must be an offer that complies with all requirements under the French supervision regulations and other French statutory rules applicable to public offers (a “Public Offer”).
A shareholder who qualifies as a Substantial Interest Holder shall be entitled to request the company to designate one or more persons who are unconditionally prepared to purchase from such shareholder such number of shares that causes him to exceed the Threshold against a purchase price in cash to be determined by an independent expert.
The Board and the shareholder concerned shall consult with each other about the designation of the independent expert. If such an expert has not been designated jointly by the Board and the shareholder within ten days after the request referred to in the fifth sentence of this article 10.2, the designation shall be made by the chairman of the Royal Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants) at the
instruments giving right to shares in the share capital of the company or voting rights.
A public offer as meant in the preceding sentence must be an offer that complies with all requirements under the French supervision regulations and other French statutory rules applicable to public offers (a “Public Offer”).
A shareholder who qualifies as a Substantial Interest Holder shall be entitled to request the company to designate one or more persons who are unconditionally prepared to purchase from such shareholder such number of shares that causes him to exceed the Threshold against a purchase price in cash to be determined by an independent expert.
The Board and the shareholder concerned shall consult with each other about the designation of the independent expert. If such an expert has not been designated jointly by the Board and the shareholder within ten days after the request referred to in the fifth sentence of this article 10.2, the designation shall be made by the chairman of the Royal Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants) at the

request of the party who is first to take action.

The shareholder shall at all times be entitled to either revoke the request referred to in the fifth sentence of this article 10.2 or refuse to sell such shares to the person(s) designated by the company in accordance with the fifth sentence of this article 10.2, in each which case the suspension of the rights of such shareholder to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.2 shall continue until the date on which such shareholder has made a Public Offer or caused a Public Offer to be made.

If the company fails to comply with the request referred to in the fifth sentence of this article 10.2 within a period of three months as of the date of receipt of the request, the voting rights of the shareholder concerned shall revive and in that case such shareholder shall be deemed to be a person who has made a Public Offer for the purpose of this article 10.

10.3.	A shareholder who holds shares in respect of which the Disposal Rights for the purpose of the notification under the Disclosure Act should be taken into account request of the party who is first to take action.

The shareholder shall at all times be entitled to either revoke the request referred to in the fifth sentence of this article 10.2 or refuse to sell such shares to the person(s) designated by the company in accordance with the fifth sentence of this article 10.2, in each which case the suspension of the rights of such shareholder to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.2 shall continue until the date on which such shareholder has made a Public Offer or caused a Public Offer to be made.

If the company fails to comply with the request referred to in the fifth sentence of this article 10.2 within a period of three months as of the date of receipt of the request, the voting rights of the shareholder concerned shall revive and in that case such shareholder shall be deemed to be a person who has made a Public Offer for the purpose of this article 10.

10.3.	A shareholder who holds shares in respect of which the Disposal Rights for the purpose of the notification under the ~~Disclosure~~ SupervisionAct should be taken by a Substantial Interest Holder, is under the obligation to forthwith inform the company on his identity as well as on the identity of the Substantial Interest Holder concerned (such person hereinafter referred to as a “Co-Substantial Interest Holder”). Furthermore a shareholder who qualifies as a Substantial Interest Holder is under the obligation to forthwith inform the company on the identity of any Co-Substantial Interest Holder whose Disposal Rights for the purpose of the notification under the Disclosure Act should be taken into account by such Substantial Interest Holder.
A shareholder who qualifies as a Co-Substantial Interest Holder shall not be entitled to the voting rights attached to any of his shares.
The preceding sentence, however, does not apply if the either the Co-Substantial Interest Holder or the Substantial Interest Holder concerned, either before or after the date on which the Substantial Interest Holder exceeded the Threshold, has made a Public Offer or caused Public Offer to be made.
A Co-Substantial Interest Holder shall be entitled to request the company to into account by a Substantial Interest Holder, is under the obligation to forthwith inform the company on his identity as well as on the identity of the Substantial Interest Holder concerned (such person hereinafter referred to as a “Co-Substantial Interest Holder”). Furthermore a shareholder who qualifies as a Substantial Interest Holder is under the obligation to forthwith inform the company on the identity of any Co-Substantial Interest Holder whose Disposal Rights for the purpose of the notification under the ~~Disclosure~~ Supervision Act should be taken into account by such Substantial Interest Holder.
A shareholder who qualifies as a Co-Substantial Interest Holder shall not be entitled to the voting rights attached to any of his shares.
The preceding sentence, however, does not apply if the either the Co-Substantial Interest Holder or the Substantial Interest Holder concerned, either before or after the date on which the Substantial Interest Holder exceeded the Threshold, has made a Public Offer or caused Public Offer to be made.
A Co-Substantial Interest Holder shall be entitled to request the company to designate one or more persons who are unconditionally prepared to purchase from the Co-Substantial Interest Holder such number of shares that causes the Substantial Interest Holder to exceed the Threshold against a purchase price in cash to be determined by an independent expert.
The Board and the Co-Substantial Interest Holder concerned shall consult with each other about the designation of the independent expert. If such an expert has not been designated jointly by the Board and the Co-Substantial Interest Holder within ten days after the request referred to in the fifth sentence of this article 10.3, the designation shall be made by the chairman of the Royal Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants) at the request of the party who is first to take action.
The Co-Substantial Interest Holder shall at all times be entitled to either revoke the request referred to in the fifth sentence of this article 10.3 or refuse to sell such shares to the person(s) designated by the company in accordance with the fifth sentence of this article 10.3, in each which case the suspension of the rights of such designate one or more persons who are unconditionally prepared to purchase from the Co-Substantial Interest Holder such number of shares that causes the Substantial Interest Holder to exceed the Threshold against a purchase price in cash to be determined by an independent expert.
The Board and the Co-Substantial Interest Holder concerned shall consult with each other about the designation of the independent expert. If such an expert has not been designated jointly by the Board and the Co-Substantial Interest Holder within ten days after the request referred to in the fifth sentence of this article 10.3, the designation shall be made by the chairman of the Royal Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants) at the request of the party who is first to take action.
The Co-Substantial Interest Holder shall at all times be entitled to either revoke the request referred to in the fifth sentence of this article 10.3 or refuse to sell such shares to the person(s) designated by the company in accordance with the fifth sentence of this article 10.3, in each which case the suspension of the rights of such

Co-Substantial Interest Holder to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.3 shall continue until the date on which such Co-Substantial Interest Holder or the Substantial Interest Holder concerned has made a Public Offer or caused a Public Offer to be made.

If the company fails to comply with the request referred to in the fifth sentence of this article 10.3 within a period of three months as of the date of receipt of the request, the voting rights of the Co-Substantial Interest Holder concerned shall revive and in that case such Co-Substantial Interest Holder shall, in his relation as Co-Substantial Interest Holder to the Substantial Interest Holder concerned, be deemed to be a person who has made a Public Offer for the purpose of this article 10.3.

10.4.	A shareholder who holds shares in the course of his business as a central depositary (a “Depositary”) of which the Disposal Rights for the purpose of the notification under the Disclosure Act should be taken into account by a Substantial Interest Holder is not entitled to the voting rights with respect to such shares effective
Co-Substantial Interest Holder to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.3 shall continue until the date on which such Co-Substantial Interest Holder or the Substantial Interest Holder concerned has made a Public Offer or caused a Public Offer to be made.

If the company fails to comply with the request referred to in the fifth sentence of this article 10.3 within a period of three months as of the date of receipt of the request, the voting rights of the Co-Substantial Interest Holder concerned shall revive and in that case such Co-Substantial Interest Holder shall, in his relation as Co-Substantial Interest Holder to the Substantial Interest Holder concerned, be deemed to be a person who has made a Public Offer for the purpose of this article 10.3.

10.4.	A shareholder who holds shares in the course of his business as a central depositary (a “Depositary”) of which the Disposal Rights for the purpose of the notification under the ~~Disclosure~~ Supervision Act should be taken into account by a Substantial Interest Holder is not entitled to the voting rights with respect to such on the date on which the company has sent a notification to that effect to that Depositary until the date on which the company has sent a notification to the effect that the voting rights with respect to such shares have revived.
shares effective on the date on which the company has sent a notification to that effect to that Depositary until the date on which the company has sent a notification to the effect that the voting rights with respect to such shares have revived.

The preceding sentence, however, does not apply to a Depositary if the Substantial Interest Holder concerned, either before or after the date on which he qualifies as a Substantial Interest Holder, has made a Public Offer or caused Public Offer to be made.
A Depositary shall, at the request of the Substantial Interest Holder concerned, be entitled to request the company to designate one or more persons who are unconditionally prepared to purchase from such Depositary such number of shares that causes the Substantial Interest Holder to exceed the Threshold against a purchase price in cash to be determined by an independent expert.
The Board and the Substantial Interest Holder concerned shall consult with each other about the designation of the independent expert. If such an expert has not been designated jointly by the Board and the Substantial Interest Holder within
The preceding sentence, however, does not apply to a Depositary if the Substantial Interest Holder concerned, either before or after the date on which he qualifies as a Substantial Interest Holder, has made a Public Offer or caused Public Offer to be made.
A Depositary shall, at the request of the Substantial Interest Holder concerned, be entitled to request the company to designate one or more persons who are unconditionally prepared to purchase from such Depositary such number of shares that causes the Substantial Interest Holder to exceed the Threshold against a purchase price in cash to be determined by an independent expert.
The Board and the Substantial Interest Holder concerned shall consult with each other about the designation of the independent expert. If such an expert has not been designated jointly by the Board and the Substantial Interest Holder within ten days after the request referred to in the third sentence of this article 10.4, the designation shall be made by the chairman of the Royal Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants) at the request of the party who is first to take action.
The Depositary shall, at the request of the Substantial Interest Holder concerned, at all times be entitled to either revoke the request referred to in the third sentence of this article 10.4 or refuse to sell such shares to the person(s) designated by the company in accordance with the third sentence of this article 10.4, in each which case the suspension of the rights of such Depositary to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.4 shall continue until the date on which the Substantial Interest Holder concerned has made a Public Offer or caused a Public Offer to be made.
If the company fails to comply with the request referred to in the third sentence of this article 10.4 within a period of three months as of the date of receipt of the request, the company shall send a ten days after the request referred to in the third sentence of this article 10.4, the designation shall be made by the chairman of the Royal Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants) at the request of the party who is first to take action.
The Depositary shall, at the request of the Substantial Interest Holder concerned, at all times be entitled to either revoke the request referred to in the third sentence of this article 10.4 or refuse to sell such shares to the person(s) designated by the company in accordance with the third sentence of this article 10.4, in each which case the suspension of the rights of such Depositary to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.4 shall continue until the date on which the Substantial Interest Holder concerned has made a Public Offer or caused a Public Offer to be made.
If the company fails to comply with the request referred to in the third sentence of this article 10.4 within a period of three months as of the date of receipt of the request, the company shall send a notification to the Depositary concerned to the extent that the rights of that Depositary to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.4 shall revive and in that case the Substantial Interest Holder concerned shall be deemed to be a person who has made a Public Offer for the purpose of this article 10.

10.5.	For the avoidance of doubt, the obligations mentioned under 10.2 and 10.3 of this article shall not apply to Euroclear France S.A. in respect of shares that are held by Euroclear France S.A. as depositary for the purpose of permitting shares to be traded on an official market of Euronext Paris S.A.

10.6.	The obligations referred to in this article 10 shall not apply to:
a.	the company;

b.	persons who have been exempted by the Board under such conditions and limitations as determined by the Board taking into account the interest of all shareholders and such other persons who by virtue of the law or these articles of association are associated with the company, which exemption can only be granted if and to the extent that the Board notification to the Depositary concerned to the extent that the rights of that Depositary to vote with respect to those shares in respect of which the voting rights were suspended pursuant to this article 10.4 shall revive and in that case the Substantial Interest Holder concerned shall be deemed to be a person who has made a Public Offer for the purpose of this article 10.

10.5.	For the avoidance of doubt, the obligations mentioned under 10.2 and 10.3 of this article shall not apply to Euroclear France S.A. in respect of shares that are held by Euroclear France S.A. as depositary for the purpose of permitting shares to be traded on an official market of Euronext Paris S.A.

10.6.	The obligations referred to in this article 10 shall not apply to:
a.	the company;

b.	persons who have been exempted by the Board under such conditions and limitations as determined by the Board taking into account the interest of all shareholders and such other persons who by virtue of the law or these articles of association are associated with the company, which exemption can only be granted if and to the extent that the Board determines that such exemption is required to facilitate an orderly disposal of those shares in respect of which the company pursuant to article 10.2, article 10.3 or 10.4 has been requested to designate one or more persons who are prepared to purchase those shares.
determines that such exemption is required to facilitate an orderly disposal of those shares in respect of which the company pursuant to article 10.2, article 10.3 or 10.4 has been requested to designate one or more persons who are prepared to purchase those shares.

10.7	As from the date that the Disclosure Act has been amended providing for a notification obligation in respect of any direct or indirect acquisition or loss of Disposal Rights exceeding twenty-five percent, article 10.1 will read as follows:
“The obligation to notify the company on the direct or indirect acquisition or the loss of rights to dispose of shares in the share capital of the company or the voting rights in respect of shares in the share capital of the company as referred to in the Act on Disclosure of Holdings and Shareholdings in Listed Companies (Wet melding zeggenschap en kapitaalbelang in ter beurze genoteerde vennootschappen, the “Disclosure Act”) (the “Disposal Rights”) is applicable in respect of the acquisition or the loss of Disposal Rights as a result of which the percentage of capital interest or voting rights held by such a person falls
~~10.7~~	~~As from the date that the Disclosure Act has been amended providing for a notification obligation in respect of any direct or indirect acquisition or loss of Disposal Rights exceeding twenty-five percent, article 10.1 will read as follows:~~
~~“The obligation to notify the company on the direct or indirect acquisition or the loss of rights to dispose of shares in the share capital of the company or the voting rights in respect of shares in the share capital of the company as referred to in the Act on Disclosure of Holdings and Shareholdings in Listed Companies (Wet melding zeggenschap en kapitaalbelang in ter beurze genoteerde vennootschappen, the “Disclosure Act”) (the “Disposal Rights”) is applicable in respect of the acquisition or the loss of Disposal Rights as a result of which the percentage of capital interest or voting rights held by such a person falls within a~~
Article 10.7 is deleted as, other than expected at the time, the Disclosure Act has not been amended in such way that it provides for a notification obligation with regard to a capital or voting interest exceeding thirty-three percent.

within a different percentage range. The percentage ranges referred to in the Disclosure Act are: zero to five, five to ten, ten to twenty-five percent as well as any changes in the percentage of capital interest or voting rights in excess of twenty-five percent or any such other or additional ranges that may be applicable under the Disclosure Act as amended from time to time.
Each person who is required to make such a notification shall provide the company with the information referred to in the Disclosure Act. As from the date on which a person is required to make a notification under the Disclosure Act as a result of the direct or indirect acquisition of Disposal Rights which implies that the percentage of capital interest or voting rights held by such person has exceeded a threshold of thirty-three percent (“the Threshold”) until the date on which such person has made a notification under the Disclosure Act which implies that the percentage of capital interest or voting rights held by such person has fallen below the Threshold, such person shall qualify as a substantial interest holder (“Substantial Interest Holder”).”
MANAGEMENT.
~~different percentage range. The percentage ranges referred to in the Disclosure Act are: zero to five, five to ten, ten to twenty-five percent as well as any changes in the percentage of capital interest or voting rights in excess of twenty-five percent or any such other or additional ranges that may be applicable under the Disclosure Act as amended from time to time.~~
~~Each person who is required to make such a notification shall provide the company with the information referred to in the Disclosure Act. As from the date on which a person is required to make a notification under the Disclosure Act as a result of the direct or indirect acquisition of Disposal Rights which implies that the percentage of capital interest or voting rights held by such person has exceeded a threshold of thirty-three percent (“the Threshold”) until the date on which such person has made a notification under the Disclosure Act which implies that the percentage of capital interest or voting rights held by such person has fallen below the Threshold, such person shall qualify as a substantial interest holder (“Substantial Interest Holder”).”~~

MANAGEMENT.

Article 11.
The company shall be managed by the Board (bestuur), presided over by the Chairman (bestuursvoorzitter). The day to day business of the company shall be conducted by the Chief Executive Officer.
THE BOARD.
Article 12.
12.1.	The Board shall consist of a number of directors to be determined by The General Meeting of Shareholders upon the proposal of the Board.
12.2.	With due observance of these articles of association, the Board may adopt rules governing its internal proceedings. Furthermore, the directors may divide their duties among themselves, whether or not by rule.
12.3.	The Board shall meet whenever the Chief Executive Officer, the Chairman or one-fifth of the directors in office so request. A quorum of an absolute majority of the directors entitled to vote shall be required for the adoption of a resolution of the Board in any matter whatsoever.
A resolution of the absolute majority of the directors entitled to vote present, in person or by proxy, as hereinafter provided, at a meeting at which a quorum is so present,
Article 11.
The company shall be managed by the Board (bestuur), presided over by the Chairman (bestuursvoorzitter). The day to day business of the company shall be conducted by the Chief Executive Officer.
THE BOARD.
Article 12.
12.1.	The Board shall consist of a number of directors to be determined by The General Meeting of Shareholders upon the proposal of the Board.
12.2.	With due observance of these articles of association, the Board may adopt rules governing its internal proceedings. Furthermore, the directors may divide their duties among themselves, whether or not by rule.
12.3.	The Board shall meet whenever the Chief Executive Officer, the Chairman or one-fifth of the directors in office so request. A quorum of an absolute majority of the directors entitled to vote shall be required for the adoption of a resolution of the Board in any matter whatsoever.
A resolution of the absolute majority of the directors entitled to vote present, in person or by proxy, as hereinafter provided, at a meeting at which a quorum is so present,

shall constitute a resolution of the Board. Each director has the right to cast one vote. In case of absence a director may issue a proxy, however, only to another director. The directors may participate in the meetings of the Board and the meetings of the Board may also be held by telephone conference, videoconference or other audiovisual transmission systems and such participation shall count as these directors being present at the meeting, provided all participating can simultaneously hear one another. The Board meetings shall be held in the Netherlands, unless an absolute majority of the directors entitled to vote agrees otherwise.

12.4.	The Board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by telefax or by any other generally accepted means and all directors entitled to vote have expressed themselves in favour of the proposal concerned. Resolutions which have accordingly been adopted shall be recorded in the minute book of the Board; the documents evidencing the adoption of such resolution shall be kept together with the minute book.

12.5.	The Board shall set up an Audit Committee,
shall constitute a resolution of the Board. Each director has the right to cast one vote. In case of absence a director may issue a proxy, however, only to another director. The directors may participate in the meetings of the Board and the meetings of the Board may also be held by telephone conference, videoconference or other audiovisual transmission systems and such participation shall count as these directors being present at the meeting, provided all participating can simultaneously hear one another. The Board meetings shall be held in the Netherlands, unless an absolute majority of the directors entitled to vote agrees otherwise.

12.4.	The Board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by telefax or by any other generally accepted means and all directors entitled to vote have expressed themselves in favour of the proposal concerned. Resolutions which have accordingly been adopted shall be recorded in the minute book of the Board; the documents evidencing the adoption of such resolution shall be kept together with the minute book.

12.5.	The Board shall set up an Audit Committee,

a Remuneration Committee and a Selection and Appointment Committee as well as such other committees as it may deem fit. The Board shall draw up a set of rules and regulations for the Audit Committee, the Remuneration Committee, the Selection and Appointment Committee as well as for such other committees as it may deem fit. The members of each committee shall be appointed from among the directors, provided that the Chief Executive Officer may not be appointed as a member of the Audit Committee nor as a member of the Remuneration Committee or the Selection and Appointment Committee. The task of each committee shall be to prepare the resolutions of the Board and to make proposals to the Board. Each committee shall be authorized to retain the services of legal, accounting or other consultants at the company’s expense.

No committee shall have any executive power.

12.6.	The duties and powers of the Board shall in any event include the following duties and powers:
a.	- in so far as and as long as the Board has been designated by The General Meeting of Shareholders as a Remuneration Committee and a Selection and Appointment Committee as well as such other committees as it may deem fit. The Board shall draw up a set of rules and regulations for the Audit Committee, the Remuneration Committee, the Selection and Appointment Committee as well as for such other committees as it may deem fit. The members of each committee shall be appointed from among the directors, provided that the Chief Executive Officer may not be appointed as a member of the Audit Committee nor as a member of the Remuneration Committee or the Selection and Appointment Committee. The task of each committee shall be to prepare the resolutions of the Board and to make proposals to the Board. Each committee shall be authorized to retain the services of legal, accounting or other consultants at the company’s expense.

No committee shall have any executive power.

12.6.	The duties and powers of the Board shall in any event include the following duties and powers:
a.	- in so far as and as long as the Board has been designated by The General Meeting of Shareholders as authorised to resolve upon the issue of shares and to limit or exclude pre-emptive rights — to issue shares in the company as well as to grant rights to subscribe for shares, to limit or exclude pre-emptive rights with respect to an issue of shares, to acquire shares by the company in its own share capital as well as to dispose of such shares;

b.	to issue bonds or other debt instruments as well as to enter into medium- and long-term indebtedness;

c.	to apply for quotation or for withdrawal of the quotation of the securities mentioned under a. and b. in the price list of any stock exchange;

d.	to conclude or cancel any long-lasting cooperation by the company or a subsidiary of the company (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership provided that such cooperation or the cancellation thereof is of essential importance to the company;
authorised to resolve upon the issue of shares and to limit or exclude pre-emptive rights — to issue shares in the company as well as to grant rights to subscribe for shares, to limit or exclude pre-emptive rights with respect to an issue of shares, to acquire shares by the company in its own share capital as well as to dispose of such shares;

b.	to issue bonds or other debt instruments as well as to enter into medium- and long-term indebtedness;

c.	to apply for quotation or for withdrawal of the quotation of the securities mentioned under a. and b. in the price list of any stock exchange;

d.	to conclude or cancel any long-lasting cooperation by the company or a subsidiary of the company (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership provided that such cooperation or the cancellation thereof is of essential importance to the company;

e.	to make any investment or to dispose of any assets involving an expenditure equal to at least ten million euro (EUR 10,000,000);

f.	to file a request for bankruptcy (faillissement) or a request for suspension of payment of debts (surséance van betaling);

g.	to acquire or dispose of any participating interest by the company or a subsidiary of the company in the capital of a company;

h.	to make capital contributions of any kind, whether in the form of cash, personal property or real property, to a corporation or other business entity (including newly formed entities);

i.	to adopt and approve capital expenditure budgets, the company’s annual budget, any annual business plan and any multi year strategic plan;

j.	to enter into leases which are capitalized on the books of the company;

k.	to extend guarantees or indemnities to third parties other than those relating to the obligations of subsidiaries and group companies
e.	to make any investment or to dispose of any assets involving an expenditure equal to at least ten million euro (EUR 10,000,000);

f.	to file a request for bankruptcy (faillissement) or a request for suspension of payment of debts (surséance van betaling);

g.	to acquire or dispose of any participating interest by the company or a subsidiary of the company in the capital of a company;

h.	to make capital contributions of any kind, whether in the form of cash, personal property or real property, to a corporation or other business entity (including newly formed entities);

i.	to adopt and approve capital expenditure budgets, the company’s annual budget, any annual business plan and any multi year strategic plan;

j.	to enter into leases which are capitalized on the books of the company;

k.	to extend guarantees or indemnities to third parties other than those relating to the obligations of subsidiaries and group companies

(groepsmaatschappijen)	of the company;
l.	to enter into any contract for the purchase or sale of real property for a material amount (i.e. equal to more than two percent of the company’s annual revenues) or entering into a lease, as lessor or lessee, with a value of at least ten million euro
(EUR 10,000,000) or with a term of five years or more;

m.	to enter into any shareholders agreements or joint venture agreements;

n.	to enter into a contract for the supply of goods or services for a material amount (i.e. equal to more than five percent of the company’s annual revenues) or with a term of more than five years;

o.	to transfer the enterprise of the company or almost the entire enterprise of the company to a third party;

p.	to make any proposal to The General Meeting of Shareholders.
12.7.	For the avoidance of doubt, the list of matters described in article 12.6 is a non limitative list of matters always requiring a
(groepsmaatschappijen)	of the company;
l.	to enter into any contract for the purchase or sale of real property for a material amount (i.e. equal to more than two percent of the company’s annual revenues) or entering into a lease, as lessor or lessee, with a value of at least ten million euro
(EUR 10,000,000) or with a term of five years or more;

m.	to enter into any shareholders agreements or joint venture agreements;

n.	to enter into a contract for the supply of goods or services for a material amount (i.e. equal to more than five percent of the company’s annual revenues) or with a term of more than five years;

o.	to transfer the enterprise of the company or almost the entire enterprise of the company to a third party;

p.	to make any proposal to The General Meeting of Shareholders.
12.7.	For the avoidance of doubt, the list of matters described in article 12.6 is a non limitative list of matters always requiring a resolution of the Board and as such these matters fall outside the area of the day to day business of the company, in respect of which the Chief Executive Officer is responsible in accordance with article 14. The Board may delegate certain powers regarding matters that fall outside the area of the day to day business of the company to the Chief Executive Officer and consequently these matters do not require a resolution of the Board.

12.8.	Without prejudice to what is provided for in these articles of association, resolutions of the Board regarding an important change in the identity or the character of the company or its enterprise, including in any case resolutions referred to in article 12.6 under subparagraphs d and g (provided that the value thereof equals at least one-third of the sum of the assets according to the balance sheet with explanatory notes thereto or, in case the company draws up a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company) and subparagraph o shall require the approval of The General Meeting of Shareholders.
resolution of the Board and as such these matters fall outside the area of the day to day business of the company, in respect of which the Chief Executive Officer is responsible in accordance with article 14. The Board may delegate certain powers regarding matters that fall outside the area of the day to day business of the company to the Chief Executive Officer and consequently these matters do not require a resolution of the Board.

12.8.	Without prejudice to what is provided for in these articles of association, resolutions of the Board regarding an important change in the identity or the character of the company or its enterprise, including in any case resolutions referred to in article 12.6 under subparagraphs d and g (provided that the value thereof equals at least one-third of the sum of the assets according to the balance sheet with explanatory notes thereto or, in case the company draws up a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company) and subparagraph o shall require the approval of The General Meeting of Shareholders.

THE CHAIRMAN.
Article 13.
13.1.	The Board shall be presided over by the Chairman, to be appointed by the Board from among its members. The Board may at any time revoke such appointment.

13.2.	The title of Chairman and Chief Executive Officer may not vest in one and the same director.

13.3.	The Chairman shall have the following powers and duties:
a.	to convene meetings of the Board, either at his own initiative, or at the request of the Chief Executive Officer or one-fifth of the directors in office;

b.	to preside over meetings of the Board as well as over General Meetings; and

c.	to coordinate the activities of the committees established by the Board.
THE CHIEF EXECUTIVE OFFICER.
Article 14.
14.1.	The day to day business of the company shall be conducted by one of the directors, who shall have the title of Chief Executive Officer, to be appointed by The General Meeting of Shareholders, upon the proposal of the Board. Without prejudice to article
THE CHAIRMAN.
Article 13.
13.1.	The Board shall be presided over by the Chairman, to be appointed by the Board from among its members. The Board may at any time revoke such appointment.

13.2.	The title of Chairman and Chief Executive Officer may not vest in one and the same director.

13.3.	The Chairman shall have the following powers and duties:
a.	to convene meetings of the Board, either at his own initiative, or at the request of the Chief Executive Officer or one-fifth of the directors in office;

b.	to preside over meetings of the Board as well as over General Meetings; and

c.	to coordinate the activities of the committees established by the Board.
THE CHIEF EXECUTIVE OFFICER.
Article 14.
14.1.	The day to day business of the company shall be conducted by one of the directors, who shall have the title of Chief Executive Officer, to be appointed by The General Meeting of Shareholders, upon the proposal of the Board. Without prejudice to article

17.6, the Chief Executive Officer does not require the approval or consent of the Board for any decision in respect of any day to day business matter.

14.2.	The Chief Executive Officer will prepare all matters which require a resolution of the Board and will furthermore be entrusted with such additional powers and duties as the Board may from time to time determine, subject always to the overall responsibility of the Board.
COMPANY SECRETARY.
ARTICLE 15.
17.6, the Chief Executive Officer does not require the approval or consent of the Board for any decision in respect of any day to day business matter.

14.2.	The Chief Executive Officer will prepare all matters which require a resolution of the Board and will furthermore be entrusted with such additional powers and duties as the Board may from time to time determine, subject always to the overall responsibility of the Board.
COMPANY SECRETARY.
ARTICLE 15.

The Board shall appoint a person to act as secretary of the company. The secretary so appointed shall have the title “Company Secretary”. The Company Secretary administers, attends and drafts minutes of meetings of the Board, meetings of the committees and the General Meetings. The minutes of meetings of the Board shall in evidence of their adoption be signed by the Chairman and the Company Secretary and the minutes of the committees shall in evidence of their adoption be signed by the chairman of the committee concerned and the Company Secretary.
APPOINTMENTS AND DISMISSALS, TERM OF OFFICE.
Article 16.
16.1.	Directors are appointed and may be
The Board shall appoint a person to act as secretary of the company. The secretary so appointed shall have the title “Company Secretary”. The Company Secretary administers, attends and drafts minutes of meetings of the Board~~, meetings of the committees~~ and the General Meetings. The minutes of meetings of the Board shall in evidence of their adoption be signed by the Chairman and the Company Secretary and the minutes of the committees shall in evidence of their adoption be signed by the chairman and the secretary of the committee concerned ~~and the Company Secretary.~~.

APPOINTMENTS AND DISMISSALS, TERM OF OFFICE.
Article 16.
16.1.	Directors are appointed and may be
Article 15 is amended to allow other persons than the Company Secretary to act as the secretary of the committees.

suspended or dismissed at any time by The General Meeting of Shareholders with due observance of this article 16 and article 27. A director shall retire not later than at the first annual General Meeting to be held after four years upon his appointment have elapsed. A retiring director shall be eligible for re-election and shall hold office as director not longer than until the end of the first annual General Meeting to be held after four years upon his re-election have elapsed. Directors other than the Chief Executive Officer may be appointed to the Board for a maximum of three four-year terms. The Board shall draw up a retirement schedule for the directors.

16.2.	If a director is to be appointed, the Board shall make a binding proposal, which proposal must include the names of at least two candidates. The binding proposal shall be included in the notice convening the General Meeting at which the appointment shall be considered. A resolution to appoint a director proposed by the Board shall be adopted by an absolute majority of the votes cast, without a quorum being required.
The General Meeting of Shareholders may at all times overrule the binding nature of a suspended or dismissed at any time by The General Meeting of Shareholders with due observance of this article 16 and article 27. A director shall retire not later than at the first annual General Meeting to be held after four years upon his appointment have elapsed. A retiring director shall be eligible for re-election and shall hold office as director not longer than until the end of the first annual General Meeting to be held after four years upon his re-election have elapsed. Directors other than the Chief Executive Officer may be appointed to the Board for a maximum of three four-year terms. The Board shall draw up a retirement schedule for the directors.

16.2.	If a director is to be appointed, the Board shall make a binding proposal, which proposal must include the names of at least two candidates. The binding proposal shall be included in the notice convening the General Meeting at which the appointment shall be considered. A resolution to appoint a director proposed by the Board shall be adopted by an absolute majority of the votes cast, without a quorum being required.
The General Meeting of Shareholders may at all times overrule the binding nature of a proposal by a resolution adopted by an absolute majority of the votes cast representing at least one-third of the issued share capital. Only if the absolute majority of the votes cast is cast in favour of a proposal to overrule the binding nature of a proposal but this majority does not represent at least one-third of the issued share capital, a second General Meeting shall be convened at which irrespective of the share capital represented the resolution may be adopted by an absolute majority of the votes cast. If a binding proposal has been overruled by The General Meeting of Shareholders, The General Meeting of Shareholders may appoint a director at its discretion.

16.3.	If a binding proposal has not been made or has not been made in due time, this shall be stated in the notice convening the General Meeting and The General Meeting of Shareholders may appoint a director at its discretion. A resolution to appoint a director not proposed by the Board shall be adopted by an absolute majority of the votes cast, provided that at least one-third of the issued share capital is represented at the General Meeting.

16.4.	A resolution to suspend or dismiss a
proposal by a resolution adopted by an absolute majority of the votes cast representing at least one-third of the issued share capital. Only if the absolute majority of the votes cast is cast in favour of a proposal to overrule the binding nature of a proposal but this majority does not represent at least one-third of the issued share capital, a second General Meeting shall be convened at which irrespective of the share capital represented the resolution may be adopted by an absolute majority of the votes cast. If a binding proposal has been overruled by The General Meeting of Shareholders, the General Meeting of Shareholders may appoint a director at its discretion.

16.3.	If a binding proposal has not been made or has not been made in due time, this shall be stated in the notice convening the General Meeting and The General Meeting of Shareholders may appoint a director at its discretion. A resolution to appoint a director not proposed by the Board shall be adopted by an absolute majority of the votes cast, provided that at least one-third of the issued share capital is represented at the General Meeting.

16.4.	A resolution to suspend or dismiss a

director, including a resolution to dismiss the Chief Executive Officer or the Chairman, shall upon proposal by the Board be adopted by an absolute majority of the votes cast.

16.5.	The company has a policy in the area of remuneration of the Chief Executive Officer. The policy will be adopted by The General Meeting of Shareholders, upon the proposal of the Board. Every material change in the policy shall be submitted to The General Meeting of Shareholders for adoption. The salary, the bonus, if any, and the other terms and conditions of employment of the Chief Executive Officer shall, with due observance of the provisions of the policy referred to in the first sentence of this paragraph be determined by the Board. Regarding remuneration of the Chief Executive Officer in the form of shares or rights to acquire shares as well as major changes thereto the Board shall submit a proposal to The General Meeting of Shareholders for its approval. The proposal includes at least how many shares or rights to acquire shares may be awarded to the Chief Executive Officer and which criteria apply to an award or a modification. The salary, the bonus, if any, and the other director, including a resolution to dismiss the Chief Executive Officer or the Chairman, shall upon proposal by the Board be adopted by an absolute majority of the votes cast.

16.5.	The company has a policy in the area of remuneration of the Chief Executive Officer. The policy will be adopted by The General Meeting of Shareholders, upon the proposal of the Board. Every material change in the policy shall be submitted to The General Meeting of Shareholders for adoption. The salary, the bonus, if any, and the other terms and conditions of employment of the Chief Executive Officer shall, with due observance of the provisions of the policy referred to in the first sentence of this paragraph be determined by the Board. Regarding remuneration of the Chief Executive Officer in the form of shares or rights to acquire shares as well as major changes thereto the Board shall submit a proposal to The General Meeting of Shareholders for its approval. The proposal includes at least how many shares or rights to acquire shares may be awarded to the Chief Executive Officer and which criteria apply to an award or a modification. The salary, the bonus, if any, and the other terms and conditions of employment of directors other than the Chief Executive Officer shall be determined by The General Meeting of Shareholders.
REPRESENTATION, CONFLICT OF INTEREST.
Article 17.
17.1.	Only all directors acting jointly or the Chief Executive Officer acting solely are authorized to represent the company.

17.2.	The Board may grant powers of attorney to persons, whether or not in the service of the company, to represent the company and shall thereby determine the scope of such powers of attorney and the titles of such persons.

17.3.	The Board shall have power to perform legal acts as specified in section 2:94, subsection 1, Book 2, Civil Code in so far as such power is not expressly excluded or limited by any provision of these articles of association.

17.4.	With due observance of the provisions of the law, if the Chief Executive Officer has a conflict of interest with the company (whether acting in his personal capacity by entering into an agreement with the company or conducting any litigation against the company or whether acting in any other capacity), the company will be terms and conditions of employment of directors other than the Chief Executive Officer shall be determined by The General Meeting of Shareholders.
REPRESENTATION, CONFLICT OF INTEREST.
Article 17.
17.1.	Only all directors acting jointly or the Chief Executive Officer acting solely are authorized to represent the company.

17.2.	The Board may grant powers of attorney to persons, whether or not in the service of the company, to represent the company and shall thereby determine the scope of such powers of attorney and the titles of such persons.

17.3.	The Board shall have power to perform legal acts as specified in section 2:94, subsection 1, Book 2, Civil Code in so far as such power is not expressly excluded or limited by any provision of these articles of association.

17.4.	With due observance of the provisions of the law, if the Chief Executive Officer has a conflict of interest with the company (whether acting in his personal capacity by entering into an agreement with the company or conducting any litigation against the company or whether acting in any other capacity), the company will be represented by the person designated for that purpose by the Board, provided that such person can not be the Chief Executive Officer and if a director other than the Chief Executive Officer has a conflict of interest with the company (whether acting in his personal capacity by entering into an agreement with the company or conducting any litigation against the company or whether acting in any other capacity), the company will be represented by the Chief Executive Officer.

17.5.	A director shall immediately report any conflict of interest or potential conflict of interest to the Chairman and the other directors. The Board shall decide whether there is a conflict of interest. A potential conflict of interest exists, in any event, if the company intends to enter into a transaction with a legal entity (i) in which a director of the company personally has a financial interest; (ii) which has a management board member who has a relationship under family law with a director of the company, or (iii) in which a director of the company has a management or supervisory position.

17.6.	Transactions in which the company has a conflict of interest with one or more directors require a resolution of the Board.
represented by the person designated for that purpose by the Board, provided that such person can not be the Chief Executive Officer and if a director other than the Chief Executive Officer has a conflict of interest with the company (whether acting in his personal capacity by entering into an agreement with the company or conducting any litigation against the company or whether acting in any other capacity), the company will be represented by the Chief Executive Officer.

17.5.	A director shall immediately report any conflict of interest or potential conflict of interest to the Chairman and the other directors. The Board shall decide whether there is a conflict of interest. A potential conflict of interest exists, in any event, if the company intends to enter into a transaction with a legal entity (i) in which a director of the company personally has a financial interest; (ii) which has a management board member who has a relationship under family law with a director of the company, or (iii) in which a director of the company has a management or supervisory position.

17.6.	Transactions in which the company has a conflict of interest with one or more directors require a resolution of the Board.

17.7.	A director shall not take part in the assessment by the Board of a potential conflict of interest involving that director and shall furthermore not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the company.
Article 18.
18.1.	In the event of the absence or inability to act of one or more directors the remaining directors or director shall temporarily be responsible for the entire management. In the event of the absence or inability to act of the Chief Executive Officer, the director appointed by the Board for this purpose shall temporarily act as Chief Executive Officer. In the event of the absence or inability to act of all directors, one or more persons appointed by The General Meeting of Shareholders for this purpose at any time shall be temporarily responsible for the management.
18.2.	Where in these articles of association reference is made to directors entitled to vote, this shall not include directors who are absent or unable to act within the meaning of the preceding paragraph.
INDEMNIFICATION.
17.7.	A director shall not take part in the assessment by the Board of a potential conflict of interest involving that director and shall furthermore not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the company.
Article 18.
18.1.	In the event of the absence or inability to act of one or more directors the remaining directors or director shall temporarily be responsible for the entire management. In the event of the absence or inability to act of the Chief Executive Officer, the director appointed by the Board for this purpose shall temporarily act as Chief Executive Officer. In the event of the absence or inability to act of all directors, one or more persons appointed by The General Meeting of Shareholders for this purpose at any time shall be temporarily responsible for the management.
18.2.	Where in these articles of association reference is made to directors entitled to vote, this shall not include directors who are absent or unable to act within the meaning of the preceding paragraph.
INDEMNIFICATION.

Article 19.
19.1.	The company shall, to the extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action, suit or proceeding by or in the right of the company) by reason of the fact that he is or was a member of the Board, officer, employee or agent of the company, or was or is serving at the request of the company as a director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or upon a plea of nolo
Article 19.
19.1.	The company shall, to the extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action, suit or proceeding by or in the right of the company) by reason of the fact that he is or was a member of the Board, officer, employee or agent of the company, or was or is serving at the request of the company as a director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

19.2.	The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the company to procure a judgement in its favour, by reason of the fact that he is or was a member of the Board, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, a partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and except that no contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

19.2.	The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the company to procure a judgement in its favour, by reason of the fact that he is or was a member of the Board, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, a partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and except that no indemnification shall be made hereunder in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

19.3.	To the extent that a member of the Board, officer, employee or agent of the company has been successful on the merits or otherwise in defence of any action, suit of proceeding, referred to in paragraphs 1 and 2, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

19.4.	Expenses incurred in defending a civil or
indemnification shall be made hereunder in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

19.3.	To the extent that a member of the Board, officer, employee or agent of the company has been successful on the merits or otherwise in defence of any action, suit of proceeding, referred to in paragraphs 1 and 2, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

19.4.	Expenses incurred in defending a civil or

criminal action, suit or proceeding will be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the member of the Board, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorised in this article.

19.5.	The indemnification and advancement of expenses provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification may be entitled under any by-laws, agreement, resolution of the General Meeting of Shareholders or of the disinterested members of the Board or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a member of the Board, officer, employee or agent and shall also inure to the benefit of the heirs, executors and administrators of such a person.

19.6.	The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a member of the Board, officer, employee or agent of the criminal action, suit or proceeding will be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the member of the Board, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorised in this article.

19.5.	The indemnification and advancement of expenses provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification may be entitled under any by-laws, agreement, resolution of the General Meeting of Shareholders or of the disinterested members of the Board or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a member of the Board, officer, employee or agent and shall also inure to the benefit of the heirs, executors and administrators of such a person.

19.6.	The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a member of the Board, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, a partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.

19.7.	Whenever in this article reference is made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its members of the Board, officers, employees and agents, so that any person who is or was a member of the Board, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, shall stand in the same company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, a partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.

19.7.	Whenever in this article reference is made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its members of the Board, officers, employees and agents, so that any person who is or was a member of the Board, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.
GENERAL MEETINGS.
Article 20.
20.1.	The annual General Meeting shall be held each year within six months after the close of the financial year.

20.2.	At this General Meeting shall be dealt with:
a.	the written report of the Board on the course of business of the company and the conduct of its affairs during the past financial year;

b.	adoption of the annual accounts;

c.	the policy of the company on additions to reserves and on distributions of profits (the level and purpose of the addition to reserves, the amount of the distributions of profits and the type of distributions of profits) as well as an explanation thereto;

d.	any proposal to distribute profits;

e.	if any, each substantial change in the corporate governance structure of the company and in the compliance of the company with the Dutch position under the provisions of this article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.
GENERAL MEETINGS.
Article 20.
20.1.	The annual General Meeting shall be held each year within six months after the close of the financial year.

20.2.	At this General Meeting shall be dealt with:
a.	the written report of the Board on the course of business of the company and the conduct of its affairs during the past financial year;

b.	adoption of the annual accounts;

c.	the policy of the company on additions to reserves and on distributions of profits (the level and purpose of the addition to reserves, the amount of the distributions of profits and the type of distributions of profits) as well as an explanation thereto;

d.	any proposal to distribute profits;

e.	if any, each substantial change in the corporate governance structure of the company and in the compliance of the company with the Dutch corporate governance code;

f.	filling vacancies on the Board in accordance with the provisions of article 16;

g.	the proposals placed on the agenda by the Board, including, but not limited to, a proposal to grant discharge to the directors for their management during the financial year, together with proposals made by shareholders in accordance with provisions of the law and the provisions of these articles of association.
Article 21.
21.1.	Extraordinary General Meetings shall be held as often as deemed necessary by the Board, the Chairman of the Board or, when the Chairman of the Board is absent or is not able to call for an extraordinary General Meeting by the Chief Executive Officer and shall furthermore be held if one or more Persons entitled to attend General Meetings jointly representing at least ten percent of the issued share capital make a written request to that effect to the Board, specifying in detail the business to be dealt with.

21.2.	If the Board fails to comply with a request
corporate governance code;

f.	filling vacancies on the Board in accordance with the provisions of article 16;

g.	the proposals placed on the agenda by the Board, including, but not limited to, a proposal to grant discharge to the directors for their management during the financial year, together with proposals made by shareholders in accordance with provisions of the law and the provisions of these articles of association.
Article 21.
21.1.	Extraordinary General Meetings shall be held as often as deemed necessary by the Board, the Chairman of the Board or, when the Chairman of the Board is absent or is not able to call for an extraordinary General Meeting by the Chief Executive Officer and shall furthermore be held if one or more Persons entitled to attend General Meetings jointly representing at least ten percent of the issued share capital make a written request to that effect to the Board, specifying in detail the business to be dealt with.

21.2.	If the Board fails to comply with a request

under article 21.1 in such manner that the General Meeting can be held within six weeks after the request, the persons making the request may be authorized by the interim provisions judge of the court within whose jurisdiction the company has its corporate seat to convene the General Meeting themselves.
Article 22.
22.1.	General Meetings shall be held at Amsterdam, The Hague, Haarlemmermeer (Schiphol Airport), Utrecht or Rotterdam; the notice convening the meeting shall inform the Persons entitled to attend General Meetings accordingly.
Resolutions adopted at a General Meeting held elsewhere are valid only if the entire issued share capital is represented and all the holders of depository receipts for shares are present or represented.

22.2.	The notice convening a General Meeting shall be published by advertisement which shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries where the shares, on the application of the company, have been admitted to official quotation.

22.3.	The notice convening the General Meeting
under article 21.1 in such manner that the General Meeting can be held within six weeks after the request, the persons making the request may be authorized by the interim provisions judge of the court within whose jurisdiction the company has its corporate seat to convene the General Meeting themselves.
Article 22.
22.1.	General Meetings shall be held at Amsterdam, The Hague, Haarlemmermeer (Schiphol Airport), Utrecht or Rotterdam; the notice convening the meeting shall inform the Persons entitled to attend General Meetings accordingly.
Resolutions adopted at a General Meeting held elsewhere are valid only if the entire issued share capital is represented and all the holders of depository receipts for shares are present or represented.

22.2.	The notice convening a General Meeting shall be published by advertisement which shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries where the shares, on the application of the company, have been admitted to official quotation.

22.3.	The notice convening the General Meeting

shall be issued by the Board, or the Chairman of the Board, or, when the Chairman of the Board is absent or is not able to issue the notice convening the General Meeting by the Chief Executive Officer, or by those who are legally entitled thereto, such with due observance of the provisions of section 111, Book 2, Civil Code.
Article 23.
23.1.	The notice convening the General Meeting referred to in article 22 shall be issued no later than on the fifteenth day prior to the General Meeting. If the notice period was shorter or if no notice was sent, no valid resolutions may be adopted unless the resolution is adopted by unanimous votes at a General Meeting at which all Persons entitled to attend General Meetings are present or represented. The provision of the preceding sentence shall apply correspondingly to matters which have not been mentioned in the notice convening the General Meeting or in a supplementary notice sent with due observance of the notice period.

23.2.	The agenda shall contain such business as may be placed thereon by the person(s) entitled to convene the General Meeting.
shall be issued by the Board, or the Chairman of the Board, or, when the Chairman of the Board is absent or is not able to issue the notice convening the General Meeting by the Chief Executive Officer, or by those who are legally entitled thereto, such with due observance of the provisions of section 111, Book 2, Civil Code.
Article 23.
23.1.	The notice convening the General Meeting referred to in article 22 shall be issued no later than on the fifteenth day prior to the General Meeting. If the notice period was shorter or if no notice was sent, no valid resolutions may be adopted unless the resolution is adopted by unanimous votes at a General Meeting at which all Persons entitled to attend General Meetings are present or represented. The provision of the preceding sentence shall apply correspondingly to matters which have not been mentioned in the notice convening the General Meeting or in a supplementary notice sent with due observance of the notice period.

23.2.	The agenda shall contain such business as may be placed thereon by the person(s) entitled to convene the General Meeting.

Furthermore the agenda shall contain such business as one or more shareholders representing at least one percent of the issued share capital or, provided that the shares of the company are admitted to official quotation, representing a value of at least fifty million euro (EUR 50,000,000) or such higher or lower amount as laid down by order in council (algemene maatregel van bestuur) according to the official price list of the stock exchange where such shares are admitted to official quotation, have so requested the Board in writing, at least sixty days prior to the date of the General Meeting and provided that this would not be contrary to an overriding interest of the company. No resolution shall be passed at the General Meeting in respect of matters not on the agenda. For the purpose of this article 23.2 holders of depository receipts for shares issued with the cooperation of the company shall have the same rights as shareholders.

23.3.	Without prejudice to the relevant provisions of law, dealing with capital reduction and amendments to these articles of association, the notice convening the General Meeting shall either mention the business on the agenda or state that the
Furthermore the agenda shall contain such business as one or more shareholders representing at least one percent of the issued share capital or, provided that the shares of the company are admitted to official quotation, representing a value of at least fifty million euro (EUR 50,000,000) or such higher or lower amount as laid down by order in council (algemene maatregel van bestuur) according to the official price list of the stock exchange where such shares are admitted to official quotation, have so requested the Board in writing, at least sixty days prior to the date of the General Meeting and provided that this would not be contrary to an overriding interest of the company. No resolution shall be passed at the General Meeting in respect of matters not on the agenda. For the purpose of this article 23.2 holders of depository receipts for shares issued with the cooperation of the company shall have the same rights as shareholders.

23.3.	Without prejudice to the relevant provisions of law, dealing with capital reduction and amendments to these articles of association, the notice convening the General Meeting shall either mention the business on the agenda or state that the agenda is open to inspection by the Persons entitled to attend General Meetings at the office of the company.
Article 24.
24.1.	General Meetings shall be presided over by the Chairman of the Board. In case of absence of the Chairman of the Board the General Meeting shall be presided by the Chief Executive Officer. In case of absence of the Chief Executive Officer the General Meeting shall be presided by any other person to be nominated by the Board. The Company Secretary will act as secretary of that General Meeting. In case of absence of the Company Secretary, the chairman of the General Meeting shall appoint the secretary of that General Meeting.

24.2.	Unless the chairman of the General Meeting has requested a “notaris” (civil law notary) to include the minutes of the General Meeting in a “notarieel proces-verbaal” (notarial report), the secretary of the General Meeting shall keep the minutes of the business transacted at the General Meeting, which shall be made available, on request, to shareholders no later than three months after the end of the General Meeting, after which the shareholders shall have the opportunity to react to the minutes agenda is open to inspection by the Persons entitled to attend General Meetings at the office of the company.
Article 24.
24.1.	General Meetings shall be presided over by the Chairman of the Board. In case of absence of the Chairman of the Board the General Meeting shall be presided by the Chief Executive Officer. In case of absence of the Chief Executive Officer the General Meeting shall be presided by any other person to be nominated by the Board. The Company Secretary will act as secretary of that General Meeting. In case of absence of the Company Secretary, the chairman of the General Meeting shall appoint the secretary of that General Meeting.

24.2.	Unless the chairman of the General Meeting has requested a “notaris” (civil law notary) to include the minutes of the General Meeting in a “notarieel proces-verbaal” (notarial report), the secretary of the General Meeting shall keep the minutes of the business transacted at the General Meeting, which shall be made available, on request, to shareholders no later than three months after the end of the General Meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted by the chairman of the General Meeting and the secretary of the General Meeting.
Article 25.
25.1.	Each Person entitled to attend General Meetings shall be authorized to attend the General Meeting and, in as far as this person is entitled to the voting right, to exercise the voting right if the person has informed the company in writing of his intention to attend the General Meeting no later than on the day and at the place mentioned in the notice convening the General Meeting.

25.2.	The day on which the company must have received the notification referred to in article 25.1 at the latest shall be mentioned in the notice convening the General Meeting. This day may not be set before the seventh day prior to the day of the General Meeting. A Person Entitled to Attend General Meetings may only exercise the said rights at the General Meeting if his respective entitlement is registered in his name both on the day referred to above and on the day of the General Meeting.

25.3.	The Board may determine that the persons who are entitled to attend the General in the following three months. The minutes shall then be adopted by the chairman of the General Meeting and the secretary of the General Meeting.
Article 25.
25.1.	Each Person entitled to attend General Meetings shall be authorized to attend the General Meeting and, in as far as this person is entitled to the voting right, to exercise the voting right if the person has informed the company in writing of his intention to attend the General Meeting no later than on the day and at the place mentioned in the notice convening the General Meeting.

25.2.	The day on which the company must have received the notification referred to in article 25.1 at the latest shall be mentioned in the notice convening the General Meeting. This day may not be set before the seventh day prior to the day of the General Meeting. A Person Entitled to Attend General Meetings may only exercise the said rights at the General Meeting if his respective entitlement is registered in his name both on the day referred to above and on the day of the General Meeting.

25.3.	The Board may determine that the persons who are entitled to attend the General

Meeting, as referred to in article 25.1, are persons who (i) are a Person entitled to attend General Meetings as at a certain date, determined by the Board, such date hereinafter referred to as: the “record date”, and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Board, regardless whether they are a Person entitled to attend General Meetings at the time of the General Meeting.

25.4.	The record date referred to in article 25.3 cannot be set earlier than at a certain time on the seventh day and not later than at a certain time on the third day, prior to the day of the General Meeting.

25.5.	Shareholders entitled to vote and holders of a right of usufruct or a right of pledge entitled to vote or their proxies who wish to exercise the rights described in article 25.1 must sign the attendance list.
Article 26.
26.1.	Persons entitled to attend General Meetings may be represented by proxies with written authority to be shown for admittance to a General Meeting.

26.2.	Shareholders who are entitled to vote as well as holders of a right of usufruct and holders of a right of pledge on shares who
Meeting, as referred to in article 25.1, are persons who (i) are a Person entitled to attend General Meetings as at a certain date, determined by the Board, such date hereinafter referred to as: the “record date”, and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Board, regardless whether they are a Person entitled to attend General Meetings at the time of the General Meeting.

25.4.	The record date referred to in article 25.3 cannot be set earlier than at a certain time on the ~~seventh~~ thirtieth day and not later than at a certain time on the third day, prior to the day of the General Meeting.

25.5.	Shareholders entitled to vote and holders of a right of usufruct or a right of pledge entitled to vote or their proxies who wish to exercise the rights described in article 25.1 must sign the attendance list.
Article 26.
26.1.	Persons entitled to attend General Meetings may be represented by proxies with written authority to be shown for admittance to a General Meeting.

26.2.	Shareholders who are entitled to vote as well as holders of a right of usufruct and holders of a right of pledge on shares who
Due to a change of law the record date can now be set at the earliest on the thirtieth day prior to the day of the General Meeting.

are entitled to vote, may adopt any resolutions which they could adopt at a General Meeting, without holding a General Meeting, unless depositary receipts have been issued with the cooperation of the company and provided that the Board has prior knowledge of any such resolution to be adopted without a General Meeting being held.

Such a resolution shall only be valid if all persons entitled to vote have cast their votes in writing, by telefax or by any other generally accepted means in favour of the proposal concerned.

Those who have adopted a resolution without holding a General Meeting shall forthwith inform the Board of the resolution so adopted.

26.3.	A resolution as referred to in article 26.2 shall be recorded in the minute book of the General Meeting by a director; at the next General Meeting the entry shall be read out by the chairman of that meeting. Moreover the documents evidencing the adoption of such a resolution shall be kept with the minute book of the General Meeting and as soon as the resolution has been adopted, all persons who have adopted such resolution shall be notified thereof.
are entitled to vote, may adopt any resolutions which they could adopt at a General Meeting, without holding a General Meeting, unless depositary receipts have been issued with the cooperation of the company and provided that the Board has prior knowledge of any such resolution to be adopted without a General Meeting being held.

Such a resolution shall only be valid if all persons entitled to vote have cast their votes in writing, by telefax or by any other generally accepted means in favour of the proposal concerned.

Those who have adopted a resolution without holding a General Meeting shall forthwith inform the Board of the resolution so adopted.

26.3.	A resolution as referred to in article 26.2 shall be recorded in the minute book of the General Meeting by a director; at the next General Meeting the entry shall be read out by the chairman of that meeting. Moreover the documents evidencing the adoption of such a resolution shall be kept with the minute book of the General Meeting and as soon as the resolution has been adopted, all persons who have adopted such resolution shall be notified thereof.

26.4.	All matters regarding the admittance to the General Meeting, the exercise of voting rights and the result of votings, as well as any other matters regarding the affairs at the General Meeting shall be decided upon by the chairman of that General Meeting, with due observance of the provisions of section 13, Book 2, Civil Code. The chairman may regulate the time for which Persons entitled to attend General Meetings may speak if he considers this to be desirable with a view to the orderly conduct of the General Meeting.

26.5.	A certificate signed by the Chairman and the Company Secretary confirming that The General Meeting of Shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.
Article 27.
27.1.	Unless otherwise stated in the law or these articles of association, resolutions shall be adopted by an absolute majority of votes cast in a General Meeting where at least one-fourth of the issued share capital is represented; when the required share capital is not represented at a General Meeting the Board may convene a further General Meeting to be held within four
26.4.	All matters regarding the admittance to the General Meeting, the exercise of voting rights and the result of votings, as well as any other matters regarding the affairs at the General Meeting shall be decided upon by the chairman of that General Meeting, with due observance of the provisions of section 13, Book 2, Civil Code. The chairman may regulate the time for which Persons entitled to attend General Meetings may speak if he considers this to be desirable with a view to the orderly conduct of the General Meeting.

26.5.	A certificate signed by the Chairman and the Company Secretary confirming that The General Meeting of Shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.
Article 27.
27.1.	Unless otherwise stated in the law or these articles of association, resolutions shall be adopted by an absolute majority of votes cast in a General Meeting where at least one-fourth of the issued share capital is represented; when the required share capital is not represented at a General Meeting the Board may convene a further General Meeting to be held within four weeks after the first General Meeting at which irrespective of the share capital represented the resolution may be adopted by an absolute majority of the votes cast. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting and on the possibility of voting by acclamation.

27.2.	Without prejudice to the provisions of article 27.1, at an appointment of persons where more than one person is proposed, the person who receives the absolute majority of votes cast at the first ballot shall be appointed. If at the first ballot no-one has received the absolute majority of the votes cast, a second vote shall be taken between the two persons who received the largest number of votes at the first ballot. If at the first ballot more than two persons received the largest number of votes, an interim vote shall be taken first to decide which of those persons shall participate in the second ballot. If at the first ballot one person has received the largest number of votes and the second largest number of votes is equally divided between two or more persons, an interim vote shall be taken first to decide which of the latter persons shall participate in the second ballot. If the votes weeks after the first General Meeting at which irrespective of the share capital represented the resolution may be adopted by an absolute majority of the votes cast. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting and on the possibility of voting by acclamation.

27.2.	Without prejudice to the provisions of article 27.1, at an appointment of persons where more than one person is proposed, the person who receives the absolute majority of votes cast at the first ballot shall be appointed. If at the first ballot no-one has received the absolute majority of the votes cast, a second vote shall be taken between the two persons who received the largest number of votes at the first ballot. If at the first ballot more than two persons received the largest number of votes, an interim vote shall be taken first to decide which of those persons shall participate in the second ballot. If at the first ballot one person has received the largest number of votes and the second largest number of votes is equally divided between two or more persons, an interim vote shall be taken first to decide which of the latter persons shall participate in the second ballot. If the votes are equally divided at an interim ballot or second ballot, a drawing of lots shall decide.

27.3.	Except as provided in article 27.2, in case of an equality of the votes cast the relevant proposal shall be deemed to have been rejected.
Article 28.
At the General Meeting each share shall confer the right to cast one vote.
Article 29.
INFORMATION TO SHAREHOLDERS.
29.1.	The board shall provide The General Meeting of Shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the Board invokes an overriding interest, it must give reasons.

29.2.	If a right of approval is granted to The General Meeting of Shareholders by law or under the articles of association, or the Board requests a delegation of powers, the Board shall inform The General Meeting of Shareholders by means of a shareholders circular of all facts and circumstances relevant to the approval, delegation or authorisation to be granted. The shareholders circular shall, in any event, be posted on the company’s website.
are equally divided at an interim ballot or second ballot, a drawing of lots shall decide.

27.3.	Except as provided in article 27.2, in case of an equality of the votes cast the relevant proposal shall be deemed to have been rejected.
Article 28.
At the General Meeting each share shall confer the right to cast one vote.
Article 29.
INFORMATION TO SHAREHOLDERS.
29.1.	The board shall provide The General Meeting of Shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the Board invokes an overriding interest, it must give reasons.

29.2.	If a right of approval is granted to The General Meeting of Shareholders by law or under the articles of association, or the Board requests a delegation of powers, the Board shall inform The General Meeting of Shareholders by means of a shareholders circular of all facts and circumstances relevant to the approval, delegation or authorisation to be granted. The shareholders circular shall, in any event, be posted on the company’s website.

ANNUAL ACCOUNTS, REPORT OF THE BOARD AND DISTRIBUTIONS.
Article 30.
30.1.	The financial year shall run from the first day of January up to and including the thirty-first day of December.

30.2.	Each year within five months after each financial year the Board shall cause annual accounts to be drawn up, consisting of a balance sheet as at the thirty-first day of December of the preceding year and a profit and loss account in respect of the preceding financial year with the explanatory notes thereto.

30.3.	The Board shall be bound to draw up the aforesaid annual accounts in accordance with established principles of business management.
Article 31.
31.1.	The company shall cause the annual accounts to be examined by one or more registered accountant(s) designated for the purpose by The General Meeting of Shareholders or other experts designated for the purpose in accordance with section 393, Book 2, Civil Code, and shall report to The General Meeting of Shareholders on the annual accounts, notwithstanding the provisions of the law.
ANNUAL ACCOUNTS, REPORT OF THE BOARD AND DISTRIBUTIONS.
Article 30.
30.1.	The financial year shall run from the first day of January up to and including the thirty-first day of December.

30.2.	Each year within five months after each financial year the Board shall cause annual accounts to be drawn up, consisting of a balance sheet as at the thirty-first day of December of the preceding year and a profit and loss account in respect of the preceding financial year with the explanatory notes thereto.

30.3.	The Board shall be bound to draw up the aforesaid annual accounts in accordance with established principles of business management.
Article 31.
31.1.	The company shall cause the annual accounts to be examined by one or more registered accountant(s) designated for the purpose by The General Meeting of Shareholders or other experts designated for the purpose in accordance with section 393, Book 2, Civil Code, and shall report to The General Meeting of Shareholders on the annual accounts, notwithstanding the provisions of the law.

31.2.	Copies of the annual accounts which have been made up, of the report of the Board and of the information to be added pursuant to the law shall be deposited for inspection by shareholders and other Persons entitled to attend General Meetings, at the office of the company as from the date of serving the notice convening the General Meeting at which meeting those items shall be discussed, until the close thereof.
PROFIT AND LOSS.
Article 32.
32.1.	Distribution of profits pursuant to this article shall be made following adoption of the annual accounts which show that the distribution is permitted.

The company may only make distributions to shareholders and other persons entitled to distributable profits to the extent that its equity exceeds the total amount of its issued capital and the reserves which must be maintained by law.

A deficit may only be offset against the reserves prescribed by law in so far as permitted by law.

32.2.	The Board shall with due observance of the policy of the company on additions to reserves and on distributions of profits determine what portion of the profit shall be
31.2.	Copies of the annual accounts which have been made up, of the report of the Board and of the information to be added pursuant to the law shall be deposited for inspection by shareholders and other Persons entitled to attend General Meetings, at the office of the company as from the date of serving the notice convening the General Meeting at which meeting those items shall be discussed, until the close thereof.
PROFIT AND LOSS.
Article 32.
32.1.	Distribution of profits pursuant to this article shall be made following adoption of the annual accounts which show that the distribution is permitted.

The company may only make distributions to shareholders and other persons entitled to distributable profits to the extent that its equity exceeds the total amount of its issued capital and the reserves which must be maintained by law.

A deficit may only be offset against the reserves prescribed by law in so far as permitted by law.

32.2.	The Board shall with due observance of the policy of the company on additions to reserves and on distributions of profits determine what portion of the profit shall be retained by way of reserve, having regard to the legal provisions relating to obligatory reserves.

32.3.	The portion of the profit that remains after application of article 32.2, shall be at the disposal of The General Meeting of Shareholders, with due observance of the provisions of article 32.1.

32.4.	The General Meeting of Shareholders is empowered either to distribute the portion of the profit referred to under article 32.3 or to withhold distribution of the said portion of the profit in whole or in part.
Article 33.
33.1.	Upon the proposal of the Board, The General Meeting of Shareholders shall be entitled to resolve to make distributions charged to the share premium reserve or charged to the other reserves shown in the annual accounts not prescribed by the law, with due observance of the provisions of article 32.1.

33.2.	The Board may determine the terms and conditions of distributions to shareholders under article 32, article 33.1 or article 34 and may grant to shareholders the option to chose between distribution in whole or in part in the form of shares in the share capital of the company (bonus shares, retained by way of reserve, having regard to the legal provisions relating to obligatory reserves.

32.3.	The portion of the profit that remains after application of article 32.2, shall be at the disposal of The General Meeting of Shareholders, with due observance of the provisions of article 32.1.

32.4.	The General Meeting of Shareholders is empowered either to distribute the portion of the profit referred to under article 32.3 or to withhold distribution of the said portion of the profit in whole or in part.
Article 33.
33.1.	Upon the proposal of the Board, The General Meeting of Shareholders shall be entitled to resolve to make distributions charged to the share premium reserve or charged to the other reserves shown in the annual accounts not prescribed by the law, with due observance of the provisions of article 32.1.

33.2.	The Board may determine the terms and conditions of distributions to shareholders under article 32, article 33.1 or article 34 and may grant to shareholders the option to chose between distribution in whole or in part in the form of shares in the share capital of the company (bonus shares, stock dividend). If, however, a designation as referred to in article 4.1 is not in force any distributions in the form of shares in the share capital of the company requires a resolution of The General Meeting of Shareholders upon the proposal of the Board.
Article 34.
Subject to section 105, subsection 4, Book 2, Civil Code and with due observance of the policy of the company on additions to reserves and on distributions of profits, the Board may at its own discretion resolve to distribute one or more interim dividends before the annual accounts for any financial year have been adopted at a General Meeting.
Article 35.
35.1.	Distributions under articles 32, 33 or 34 shall be payable as from a date to be determined by the Board.

35.2.	Distributions under articles 32, 33 or 34 shall be made payable at an address or addresses to be determined by the Board, provided that such distributions shall at all times be payable at least at one address in each country where the shares, on the application of the company, have been admitted to official quotation.

35.3.	Cash distributions under articles 32, 33 or
stock dividend). If, however, a designation as referred to in article 4.1 is not in force any distributions in the form of shares in the share capital of the company requires a resolution of The General Meeting of Shareholders upon the proposal of the Board.
Article 34.
Subject to section 105, subsection 4, Book 2, Civil Code and with due observance of the policy of the company on additions to reserves and on distributions of profits, the Board may at its own discretion resolve to distribute one or more interim dividends before the annual accounts for any financial year have been adopted at a General Meeting.
Article 35.
35.1.	Distributions under articles 32, 33 or 34 shall be payable as from a date to be determined by the Board.

35.2.	Distributions under articles 32, 33 or 34 shall be made payable at an address or addresses to be determined by the Board, provided that such distributions shall at all times be payable at least at one address in each country where the shares, on the application of the company, have been admitted to official quotation.

35.3.	Cash distributions under articles 32, 33 or

34 shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of a country where the shares of the company have been admitted to official quotation not being the Euro, converted at the rate of exchange determined by the European Central Bank at the close of business on a day to be fixed for that purpose by the Board. If and in so far as on the first day on which a distribution is payable, the company is unable, in consequence of any governmental action or other exceptional circumstances beyond its control, to make payment at the place designated outside the Netherlands or in the relevant currency, the Board may in that event designate one or more places in the Netherlands instead. In such event the provisions of the first sentence of this paragraph shall no longer apply.

35.4.	The person entitled to a distribution under articles 32, 33 or 34 shall be the person in whose name the share is registered at the date to be fixed for that purpose by the Board.

35.5.	Notice of distributions and of the dates and places referred to in the preceding paragraphs of this article shall at least be
34 shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of a country where the shares of the company have been admitted to official quotation not being the Euro, converted at the rate of exchange determined by the European Central Bank at the close of business on a day to be fixed for that purpose by the Board. If and in so far as on the first day on which a distribution is payable, the company is unable, in consequence of any governmental action or other exceptional circumstances beyond its control, to make payment at the place designated outside the Netherlands or in the relevant currency, the Board may in that event designate one or more places in the Netherlands instead. In such event the provisions of the first sentence of this paragraph shall no longer apply.

35.4.	The person entitled to a distribution under articles 32, 33 or 34 shall be the person in whose name the share is registered at the date to be fixed for that purpose by the Board.

35.5.	Notice of distributions and of the dates and places referred to in the preceding paragraphs of this article shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries where the shares, on the application of the company, have been admitted to official quotation, and further in such manner as the Board may deem desirable.

35.6.	Distributions in cash under articles 32, 33 or 34 that have not been collected within five years after they have become due and payable shall revert to the company.

35.7.	In the case of a distribution under article 33.2, any shares in the company not claimed within a period to be determined by the Board shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The period and manner of sale to be determined by the Board, as mentioned in the preceding sentence, shall be notified according to article 35.5. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; distributions that have not been collected within five years after the initial distributions in shares have become due and payable shall revert to the company.

35.8.	In the case of a distribution in the form of shares in the company under article 33.2, published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries where the shares, on the application of the company, have been admitted to official quotation, and further in such manner as the Board may deem desirable.

35.6.	Distributions in cash under articles 32, 33 or 34 that have not been collected within five years after they have become due and payable shall revert to the company.

35.7.	In the case of a distribution under article 33.2, any shares in the company not claimed within a period to be determined by the Board shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The period and manner of sale to be determined by the Board, as mentioned in the preceding sentence, shall be notified according to article 35.5. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; distributions that have not been collected within five years after the initial distributions in shares have become due and payable shall revert to the company.

35.8.	In the case of a distribution in the form of shares in the company under article 33.2,

on shares, those shares shall be added to the share register.

35.9.	The provisions of article 35.4 shall apply equally in respect of distributions — including pre-emptive subscription rights in the event of a share issue — made otherwise than under articles 32, 33 or 34.
AMENDMENTS TO ARTICLES OF ASSOCIATION, WINDING UP, LEGAL MERGER OR DIVISION, LIQUIDATION.
Article 36.
A resolution to amend these articles of association, to wind up the company, for a legal merger (juridische fusie) or a legal division (juridische splitsing) of the company shall be valid only provided that:
a	the proposal to such resolution has been made to The General Meeting of Shareholders by the Board;

b.	the full proposals have been deposited for inspection by shareholders and other Persons entitled to attend General Meetings, at the office of the company as from the day on which the notice is served until the close of that General Meeting;

c.	such resolution is adopted by a majority of at least two/thirds of the votes cast at a General Meeting, at which at least one-third of the issued share capital is represented.
Article 37.
on shares, those shares shall be added to the share register.

35.9.	The provisions of article 35.4 shall apply equally in respect of distributions — including pre-emptive subscription rights in the event of a share issue — made otherwise than under articles 32, 33 or 34.
AMENDMENTS TO ARTICLES OF ASSOCIATION, WINDING UP, LEGAL MERGER OR DIVISION, LIQUIDATION.
Article 36.
A resolution to amend these articles of association, to wind up the company, for a legal merger (juridische fusie) or a legal division (juridische splitsing) of the company shall be valid only provided that:
a	the proposal to such resolution has been made to The General Meeting of Shareholders by the Board;

b.	the full proposals have been deposited for inspection by shareholders and other Persons entitled to attend General Meetings, at the office of the company as from the day on which the notice is served until the close of that General Meeting;

c.	such resolution is adopted by a majority of at least two/thirds of the votes cast at a General Meeting, at which at least one-third of the issued share capital is represented.

Article 37.

37.1.	If the company is wound up, the liquidation shall be carried out by the Board, or by any person designated for that purpose by The General Meeting of Shareholders.

37.2.	In passing a resolution to wind up the company, The General Meeting of Shareholders shall upon the proposal of the Board fix the remuneration payable to the liquidators.

37.3.	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

37.4.	After settling the liquidation, the liquidators shall render account in accordance with the provisions of the law.

37.5.	After the liquidation has ended, the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators during a seven-year period.
Article 38.
After all liabilities of the company have been settled, including those incidental to the liquidation, the balance shall be divided among the shareholders in proportion to their respective holdings of shares.
Transitional Provision
Article 39.
37.1.	If the company is wound up, the liquidation shall be carried out by the Board, or by any person designated for that purpose by The General Meeting of Shareholders.

37.2.	In passing a resolution to wind up the company, The General Meeting of Shareholders shall upon the proposal of the Board fix the remuneration payable to the liquidators.

37.3.	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

37.4.	After settling the liquidation, the liquidators shall render account in accordance with the provisions of the law.

37.5.	After the liquidation has ended, the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators during a seven-year period.
Article 38.
After all liabilities of the company have been settled, including those incidental to the liquidation, the balance shall be divided among the shareholders in proportion to their respective holdings of shares.
Transitional Provision
Article 39.

Article 10 does not apply to Schlumberger B.V. and its group companies provided that they will not increase their percentage of capital interest or voting rights as held by them immediately following an initial public offering of the shares in the share capital of the company. The restriction included in the preceding sentence does not apply in the event of an increase of the percentage of capital interest or voting rights which results from an (i) exercise of any pre-emptive rights, (ii) exercise of any right to subscribe for shares granted to all shareholders of the company, (iii) exercise of any right to receive any declared stock dividend, or (iv) an acquisition of shares in connection with a legal merger or a legal split-up of the company.
~~Article 10 does not apply to Schlumberger B.V. and its group companies provided that they will not increase their percentage of capital interest or voting rights as held by them immediately following an initial public offering of the shares in the share capital of the company. The restriction included in the preceding sentence does not apply in the event of an increase of the percentage of capital interest or voting rights which results from an (i) exercise of any pre-emptive rights, (ii) exercise of any right to subscribe for shares granted to all shareholders of the company, (iii) exercise of any right to receive any declared stock dividend, or (iv) an acquisition of shares in connection with a legal merger or a legal split-up of the company.~~
This article 39 is deleted as in September 2004 Schlumberger has disposed of its interest held in the company after the company’s IPO.

As from the date that the Dutch Act on the implementation of Directive on public offers, number 2004/25/EG of the European Parliament and of the Council of the twenty-first day of April two thousand and four has entered into force, article 10 and its heading shall read as follows: Article 10 Deleted.
Pursuant to the 13th Directive (the Anti-takeover Directive), the Netherlands must provide for legislation requiring a holder of 30% of the shares or voting rights to make a public offer. Dutch legislation is currently being prepared to implement the 13th Directive. To avoid concurrence with article 10 a transitional clause is included in the articles of association stating that article 10 will no longer apply if and to the extent that Dutch legislation implementing the 13th Directive has entered into force.

Transitional provision: The Executive Chairman.
Article 40.
40.1.	In contravention of the foregoing provisions of these articles of association, the company shall have a director with the title
Transitional provision: The Executive Chairman.
Article 40.
40.1.	In contravention of the foregoing provisions of these articles of association, the company shall have a director with the title of “Executive Chairman”, appointed, upon the proposal of the Board, by the General Meeting of Shareholders for the period (hereinafter referred to as: the “Executive Period”) starting on the date on which his appointment becomes effective, and expiring eighteen (18) months after the date on which his appointment becomes effective. For the duration of the Executive Period, and only during the Executive Period, the word “Chairman” as used in these articles of association shall be interpreted to mean “Executive Chairman”. The remuneration of the Executive Chairman shall be determined in accordance with the procedure provided for in article 16.5 with respect to the Chief Executive Officer.

40.2.	The day to day business of the company shall be conducted by the Chief Executive Officer. Without prejudice to article 17.6 the Chief Executive Officer does not require the approval or consent of the Board or the Executive Chairman for any decision in respect of any day to day business matter.

40.3.	The Executive Chairman and the Chief Executive Officer will together prepare all matters which require a resolution of the Board and will furthermore be entrusted of “Executive Chairman”, appointed, upon the proposal of the Board, by the General Meeting of Shareholders for the period (hereinafter referred to as: the “Executive Period”) starting on the date on which his appointment becomes effective, and expiring eighteen (18) months after the date on which his appointment becomes effective. For the duration of the Executive Period, and only during the Executive Period, the word “Chairman” as used in these articles of association shall be interpreted to mean “Executive Chairman”. The remuneration of the Executive Chairman shall be determined in accordance with the procedure provided for in article 16.5 with respect to the Chief Executive Officer.

40.2.	The day to day business of the company shall be conducted by the Chief Executive Officer. Without prejudice to article 17.6 the Chief Executive Officer does not require the approval or consent of the Board or the Executive Chairman for any decision in respect of any day to day business matter.

40.3.	The Executive Chairman and the Chief Executive Officer will together prepare all matters which require a resolution of the Board and will furthermore be entrusted with such additional powers and duties as the Board may from time to time determine, subject always to the overall responsibility of the Board.

40.4.	For the duration of the Executive Period, and only during the Executive Period, the “Office of the Chairman” shall be constituted of the Executive Chairman and the Chief Executive Officer and they shall operate on the following principles:
•	Sharing of the following responsibilities:
1.	Top thirty people;

2.	Strategy;

3.	Mergers & Acquisitions;

4.	Budget;

5.	Integration;

6.	Representation and relationships with:

a.	Investors;

b.	Key customers;

c.	Government, agencies, partners.

7.	Process to decide on the first line management reporting to the Chief Executive Officer:
—	Executive Chairman and Chief Executive Officer to choose jointly with such additional powers and duties as the Board may from time to time determine, subject always to the overall responsibility of the Board.

40.4.	For the duration of the Executive Period, and only during the Executive Period, the “Office of the Chairman” shall be constituted of the Executive Chairman and the Chief Executive Officer and they shall operate on the following principles:
•	Sharing of the following responsibilities:
1.	Top thirty people;

2.	Strategy;

3.	Mergers & Acquisitions;

4.	Budget;

5.	Integration;

6.	Representation and relationships with:

a.	Investors;

b.	Key customers;

c.	Government, agencies, partners.

7.	Process to decide on the first line management reporting to the Chief Executive Officer:
—	Executive Chairman and Chief Executive Officer to choose jointly who is best for the position;

—	Interview process and joint decision for people unknown to Executive Chairman or Chief Executive Officer.
•	“Office of the Chairman Meeting”: shall also be attended by the Chief Financial Officer and the Heads of Human Resources, Strategy, Mergers & Acquisitions, and Integration,
and they shall meet every four to six weeks to address and decide on all the matters listed above under 1 through 7.

The Executive Chairman and Chief Executive Officer shall decide jointly in respect of all matters listed above under 1 through 7.
The Executive Chairman is not entrusted with the management of the company and does not make day-to-day operating decisions. The Executive Chairman does not have direct reporting lines to him with the exception of the Chief Executive Officer.

40.5.	The provisions of this article 40 shall remain in effect throughout the Executive who is best for the position;

—	Interview process and joint decision for people unknown to Executive Chairman or Chief Executive Officer.
•	“Office of the Chairman Meeting”: shall also be attended by the Chief Financial Officer and the Heads of Human Resources, Strategy, Mergers & Acquisitions, and Integration,
and they shall meet every four to six weeks to address and decide on all the matters listed above under 1 through 7.

The Executive Chairman and Chief Executive Officer shall decide jointly in respect of all matters listed above under 1 through 7.
The Executive Chairman is not entrusted with the management of the company and does not make day-to-day operating decisions. The Executive Chairman does not have direct reporting lines to him with the exception of the Chief Executive Officer.

40.5.	The provisions of this article 40 shall remain in effect throughout the Executive

Period and shall expire and have no further force or effect upon the expiration of the Executive Period.
Period and shall expire and have no further force or effect upon the expiration of the Executive Period.